File No. 812-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
AND FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT FROM SECTION 17(a) OF THE ACT
___________________________________________________________________

Allianz Life Insurance Company of North America
Allianz Life Variable Account A
Allianz Life Variable Account B
5701 Golden Hills Dr.
Minneapolis, MN 55416-1297
___________________________________________________________________

Allianz Life Insurance Company of New York
Allianz Life of NY Variable Account C
One Chase Manhattan Plaza, 37th Floor
New York, NY 10005-1423
___________________________________________________________________

Allianz Variable Insurance Products Fund of Funds Trust
Allianz Variable Insurance Products Trust
5701 Golden Hills Dr.
Minneapolis, MN 55416-1297
___________________________________________________________________

Communications, Notice, and Order to:

Erik T. Nelson, Esq. Allianz Life Insurance Company of North America 5701 Golden Hills Drive Minneapolis, MN 55416-1297	H. Bernt von Ohlen, Esq. Allianz Life Insurance Company of New York 5701 Golden Hills Drive Minneapolis, MN 55416-1297

April 29, 2011

Page 1 of 69 pages (including Exhibits at page 63)

UNITED STATES OF AMERICA
Before The
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

ALLIANZ LIFE INSURANCE COMPANY
 OF NORTH AMERICA
ALLIANZ LIFE VARIABLE ACCOUNT A
ALLIANZ LIFE VARIABLE ACCOUNT B

And

ALLIANZ LIFE INSURANCE COMPANY
 OF NEW YORK
ALLIANZ LIFE OF NY VARIABLE
 ACCOUNT C

And

ALLIANZ VARIABLE INSURANCE
PRODUCTS FUND OF FUNDS TRUST

And

ALLIANZ VARIABLE INSURANCE
PRODUCTS TRUST

 (File No. 812-_____)
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT FROM SECTION 17(a) OF THE ACT

Allianz Life Insurance Company of North America (“Allianz Life”) and Allianz Life Insurance Company of New York (“Allianz NY”) (together the “Insurance Company Applicants”), and their respective separate accounts Allianz Life Variable Account A, Allianz Life Variable Account B, and Allianz Life of NY Variable Account C (collectively with the Insurance Company Applicants, the “Applicants”), hereby submit this application (the “Application”) for an Order of the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of certain securities held by Allianz Life Variable Account A (“Allianz Account A”), Allianz Life Variable Account B (“Allianz Account B”), or Allianz Life of NY Variable Account C (“Allianz Account C”) (collectively, the “Separate Accounts”) to support certain individual variable annuity and variable life insurance contracts (the “Contracts”) issued by Allianz Life and Allianz NY, as follows:

Replacement Fund: AZL Growth Index Strategy Fund, a series of the Allianz Variable Insurance Products Fund of Funds Trust (the “FOF Trust”)

Replaced Funds:

•	Alger Capital Appreciation Portfolio (Class I-2), a series of The Alger Portfolios

•	Alger Large Cap Growth Portfolio (Class I-2), a series of The Alger Portfolios

•	Alger Mid Cap Growth Portfolio (Class I-2), a series of The Alger Portfolios

•	Alger Small Cap Growth Portfolio (Class I-2), a series of The Alger Portfolios

•	Davis Real Estate Portfolio, a series of Davis Variable Account Fund, Inc.

•	Invesco V.I. Capital Appreciation Fund (Series I), a series of AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

•	Invesco V.I. Core Equity Fund (Series I), a series of AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

•	Invesco V.I. International Growth Fund (Series I), a series of AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

•	Invesco Van Kampen V.I. Capital Growth Fund (Series II), a series of AIM Variable Insurance Funds (Invesco Variable Insurance Funds)*

•	Jennison Portfolio (Class II), a series of The Prudential Series Fund*

•	JPMorgan Insurance Trust International Equity Portfolio (Class 1), a series of JPMorgan Insurance Trust

•	JPMorgan Insurance Trust U.S. Equity Portfolio (Class 1), a series of JPMorgan Insurance Trust

•	Columbia Variable Portfolio – Seligman Global Technology Fund (Class 1), a series of Columbia Funds Variable Series Trust II

•	Columbia Variable Portfolio – Select Smaller-Cap Value Fund (Class 1), a series of Columbia Funds Variable Series Trust II

•	SP International Growth Portfolio (Class II), a series of The Prudential Series Fund*

* A distribution fee is assessed against assets attributable to this class of shares at an annual rate of 0.25% of average daily net assets.

The foregoing transactions shall each be referred to as a “Substitution,” and collectively referred to as the “Substitutions.” The Replaced Funds and the Replacement Fund each may be referred to as a “Fund,” and collectively may be referred to as the “Funds.”
The Applicants, the FOF Trust and the Allianz Variable Insurance Products Trust (the “VIP Trust”) (together, the “Section 17 Applicants”) also request an order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitutions by redeeming shares issued by each Replaced Fund in-kind and using the securities distributed as redemption proceeds to purchase shares issued by the Replacement Fund and to permit the Replacement Fund to use any such securities so received to purchase shares issued by series of the VIP Trust which serve as underlying funds of the Replacement Fund.

I.           STATEMENT OF FACTS

A.           The Replacement Fund

The Replacement Fund is a series of the FOF Trust, a Delaware statutory trust registered as an open-end management investment company under the 1940 Act (File No. 811-21624).1 The FOF Trust’s shares are registered as securities under the Securities Act of 1933, as amended (the “1933 Act”) (File No. 333-167875).
Shares of the FOF Trust are sold to separate accounts of Allianz Life and Allianz NY for the purpose of funding variable annuity contracts and variable life insurance policies. The Replacement Fund is managed by Allianz Investment Management LLC (“AZIM”), a wholly owned subsidiary of Allianz Life. AZIM is registered as an investment adviser with the Commission pursuant to the Investment Advisers Act of 1940 (the “Advisers Act”) (File No. 801-60167). AZIM’s principal business address is 5701 Golden Hills Drive, Minneapolis, MN 55416.
The Replacement Fund has not issued shares in different classes and is not subject to a distribution or shareholder servicing fee. The Replacement Fund commenced operations July 10, 2009, and had net assets of $384.1 million at December 31, 2010.
The Replacement Fund is a fund of funds that invests primarily in a combination of five underlying index funds, each of which is a series of the VIP Trust. The VIP Trust is a Delaware statutory trust registered as an open-end management investment company under the 1940 Act (File No. 811-09491). The VIP Trust’s shares are registered as securities under the 1933 Act (File No. 333-83423). Each of the five underlying index funds held by the Replacement Fund is managed by AZIM and subadvised by BlackRock Investment Management, LLC or by BlackRock Financial Management, Inc (BlackRock is not affiliated with the Insurance Company Applicants).
B.           The Replaced Funds

1.           The Alger Portfolios

The Alger Portfolios is organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts pursuant to an Agreement and Declaration of Trust dated April 6, 1988. It is registered under the

1 Pursuant to Rule 0-4 under the 1940 Act, this file and other files cited herein are incorporated by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

1940 Act as an open-end management investment company (File No. 811-5550). The Alger Portfolios currently consists of multiple portfolios, four of which (listed below) are involved in the proposed Substitutions. The shares of each portfolio are registered under the 1933 Act (File No. 33-21722). Each portfolio involved in the proposed Substitutions offers two classes of shares: Class I-2 shares and Class S shares. The classes differ only in that Class S shares are subject to a distribution and shareholder servicing fee, while Class I-2 shares are not. Contract owners affected by the proposed Substitutions are invested in Class I-2 shares of the portfolios.
Fred Alger Management, Inc. (“FAM”), which is not an affiliate of the Insurance Company Applicants, serves as the investment adviser to the portfolios. FAM is located at 111 Fifth Avenue, New York, NY 10003. FAM has been an investment adviser since 1964, and manages investments totaling (at December 31, 2010) approximately $10.2 billion in mutual fund assets and $5.1 billion in other assets. Each portfolio pays FAM an advisory fee.
The following table shows the inception date and net assets for each portfolio, as well as the net assets of each portfolio owned by the Separate Accounts by dollar and (in parenthesis) as a percentage of the total net assets:
Replaced Funds	Inception Date	Net Assets at December 31, 2010	Separate Account Ownership at December 31, 2010
Alger Capital Appreciation Portfolio, Class I-2	Jan. 25, 1995	$284.2 million	$2.4 million (<1%)
Alger Large Cap Growth Portfolio, Class I-2	Jan. 9, 1989	$345.9 million	$3.6 million (1.0%)
Alger Mid Cap Growth Portfolio, Class I-2	May 3, 1993	$159.6 million	$3.8 million (2.4%)
Alger Small Cap Growth Portfolio, Class I-2	Sept. 21, 1988	$530.4 million	$682,141 (<1%)

2.           Davis Variable Account Fund, Inc.

Davis Variable Account Fund, Inc. (“Davis VA Fund”) is an open-end, diversified management investment company incorporated in Maryland in 1999 and registered under the 1940 Act (File No. 811-9293). Davis VA Fund is a series investment company that may issue multiple series, each of which would represent an interest in its separate portfolio. Davis VA Fund currently offers three series, only one of which (listed below) is involved in the proposed Substitutions. Shares of the portfolio are registered under the 1933 Act (File No. 333-76407). The portfolio has not issued shares in different classes.

Davis Selected Advisers, L.P. (“Davis Advisers”), which is not an affiliate of the Insurance Company Applicants, serves as the investment adviser for the portfolio. Davis Advisers’ offices are located at 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756. Davis Advisers provides investment advice for the portfolio, manages its business affairs, and provides day-to-day administrative services. The portfolio pays Davis Advisers an advisory fee. Davis Selected Advisers-NY, Inc. serves as the sub-adviser for the portfolio. Davis Selected Advisers-NY’s offices are located at 609 Fifth Avenue, New York, New York 10017. Davis Selected Advisers-NY provides investment management and research services for the portfolios and other institutional clients, and is a wholly owned subsidiary of Davis Advisers. Davis Selected Advisers-NY’s fee is paid by Davis Advisers, not by the portfolio.
The following table shows the inception date and net assets for the portfolio, as well as the net assets owned by the Separate Accounts by dollar and (in parenthesis) as a percentage of the total net assets:
Replaced Funds	Inception Date	Net Assets at December 31, 2010	Separate Account Ownership at December 31, 2010
Davis Real Estate Portfolio	July 1, 1999	$25.3 million	$682,514 (2.7%)

3.           AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (“Invesco VI Funds”) is a Delaware statutory trust registered under the 1940 Act (File No. 811-07452), as an open-end series management investment company. Invesco VI Funds currently consists of multiple funds, only four of which (listed below) are involved in the proposed Substitutions. The shares of each fund are registered under the 1933 Act (File No. 33-57340). Each fund involved in the proposed Substitutions offers two classes of shares: Series I and Series II. Each class is identical except that Series II shares have a distribution or “Rule 12b-1 Plan,” while Series I shares do not. Contract owners that would be affected by the proposed Substitutions are invested in Series I shares of the Invesco V.I. Capital Appreciation Fund, the Invesco V.I. Core Equity Fund, and the Invesco V.I. International Growth Fund, and in Series II shares of the Invesco Van Kampen V.I. Capital Growth Fund.
Invesco Advisers, Inc. (“Invesco”), which is not an affiliate of the Insurance Company Applicants, serves as the investment adviser to each fund. Invesco manages the investment operations of the funds as well as other investment portfolios that encompass a broad range of investment objectives, and has agreed to perform or arrange for the performance of the funds’ day-to-day management. Invesco is located at 1555 Peachtree Street, N.E., Atlanta,

Georgia 30309. Invesco, as successor in interest to multiple investment advisers, has been an investment adviser since 1976. Each fund pays Invesco an advisory fee.
The following table shows the inception date and net assets for each fund, as well as the net assets of each fund owned by the Separate Accounts by dollar and (in parenthesis) as a percentage of the total net assets:
Replaced Funds	Inception Date	Net Assets at December 31, 2010	Separate Account Ownership at December 31, 2010
Invesco V.I. Capital Appreciation Fund, Series I	May 5, 1993	$498.5 million	$4.7 million (<1%)
Invesco V.I. Core Equity Fund, Series I	May 2, 1994	$1,345.7 million	$2.9 million (<1%)
Invesco V.I. International Growth Fund, Series I	May 5, 1993	$586.2 million	$1.4 million (<1%)
Invesco Van Kampen V.I. Capital Growth Fund, Series II	June 1, 20102	$109.9 million	$2.0 million (1.8%)

4.           The Prudential Series Fund

The Prudential Series Fund is organized as a Delaware statutory trust and registered under the 1940 Act as an open-end management investment company (File No. 811-03623). The Prudential Series Fund currently consists of multiple portfolios, only two of which (listed below) are involved in the proposed Substitutions. The shares of each portfolio are registered under the 1933 Act (File No. 2-80896). Each portfolio involved in the proposed Substitutions offers two classes of shares – Class I and Class II. Each Class participates in the same investments within a given portfolio, but differ in that Class II shares are subject to an annual distribution or “12b-1” fee of 0.25% and to an administration fee of 0.15%. Class I shares do not have a distribution or administration fee. Contract owners that would be affected by the proposed Substitutions are invested in Class II shares of the portfolios.
Prudential Investments LLC, which is not an affiliate of the Insurance Company Applicants, serves as the overall investment manager for the portfolios. Prudential Investments is a wholly-owned subsidiary of Prudential Financial, Inc., and is located at Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102. As of

2 Van Kampen Life Investment Trust Capital Growth Portfolio (the predecessor fund), which was advised by Van Kampen Asset Management, was reorganized into Series II shares of the Invesco Van Kampen V.I. Capital Growth Fund on June 1, 2010. The inception date of the predecessor fund’s Class II shares was September 18, 2000. Information in this Application is derived from the registration statement dated May 2, 2011, for the Invesco Van Kampen V.I. Capital Growth Fund which includes information pertaining to the predecessor fund.

February 28, 2011, Prudential Investments served as the investment manager to all of the Prudential U.S. and offshore investment companies, and as manager or administrator to closed-end investment companies, with aggregate assets of approximately $156.6 billion. Each portfolio pays Prudential Investments an advisory fee.
The Prudential Series Fund uses a “manager-of-managers” structure pursuant to which Prudential Investments is authorized to select (with board approval) one or more subadvisers to handle the actual day-to-day investment management of each portfolio. Prudential Investments pays each subadviser out of the fee that Prudential Investments receives from the portfolios.
The subadviser to the Jennison Portfolio is Jennison Associates LLC, an indirect, wholly-owned subsidiary of Prudential Financial, Inc., which is not an affiliate of the Insurance Company Applicants. As of December 31, 2010, Jennison Associates managed in excess of $123 billion in assets for institutional, mutual fund and certain other clients. Jennison Associates is located at 466 Lexington Avenue, New York, New York 10017.
The subadvisers to the SP International Growth Portfolio are William Blair & Company LLC (“William Blair”) and Marsico Capital Management LLC (“MCM”), neither an affiliate of the Insurance Company Applicants. MCM, located at 1200 17th Street, Suite 1600, Denver, CO 80202, is an independent, employee-owned, registered investment adviser. MCM was organized in September 1997 as a Delaware Limited Liability Company and provides investment management services to mutual funds and private accounts. As of December 31, 2010, MCM had approximately $51 billion under management. Since the founding of the firm in 1935, William Blair has been dedicated to researching, financing and investing in high quality growth companies through four primary divisions: investment banking, sales and trading, asset management and private capital. As of December 31, 2010, William Blair managed approximately $44.2 billion in assets. William Blair’s address is 222 West Adams Street, Chicago, Illinois 60606.

The following table shows the inception date and net assets for each portfolio, as well as the net assets of each portfolio owned by the Separate Accounts by dollar and (in parenthesis) as a percentage of the total net assets:

Replaced Funds	Inception Date	Net Assets at December 31, 2010	Separate Account Ownership at December 31, 2010
Jennison Portfolio, Class II3	Feb. 10, 2000	$33.2 million	$11.5 million (34.6%)
SP International Growth Portfolio, Class II	Oct. 4, 2000	$10.1 million	$9.4 million (93.1%)

5.           JPMorgan Insurance Trust

JPMorgan Insurance Trust (“JPMIT”) is organized as a Massachusetts business trust pursuant to a Declaration of Trust filed on June 7, 1993, and amended and restated as of May 1, 2005. JPMIT is registered under the 1940 Act as an open-end management investment company (File No. 811-7874). JPMIT currently consists of multiple portfolios, only two of which (listed below) are involved in the proposed Substitutions. The shares of each portfolio are registered under the 1933 Act (File No. 33-66080). The portfolios operate in a multiple class structure. Each class of a portfolio represents interests in the same investment portfolio but can set its own transaction minimums and may vary with respect to expenses for distribution, administration and shareholder services. Contract owners that would be affected by the proposed Substitutions are invested in Class 1 shares of the portfolios, which do not feature distribution (Rule 12b-1) fees.
J.P. Morgan Investment Management Inc. (“JPMIM”), which is not an affiliate of the Insurance Company Applicants, acts as investment adviser to and makes the day-to-day investment decisions for each portfolio. JPMIM is a wholly-owned subsidiary of JPMorgan Asset Management Holdings Inc., which is a wholly-owned subsidiary of JPMorgan Chase & Co., a bank holding company. JPMIM is located at 245 Park Avenue, New York, NY 10167. Each portfolio pays JPMIM an advisory fee.

3 Prior to April 30, 2010, the Separate Accounts held shares of the SP Strategic Partners Focused Growth Portfolio (the “Focused Growth Portfolio”), also a series of the Prudential Series Fund. Shares of the Focused Growth Portfolio were exchanged for shares of the Jennison Portfolio on April 30, 2010, pursuant to a plan of reorganization approved by the shareholders of the Focused Growth Portfolio on or about March 25, 2010.

The following table shows the inception date and net assets for each portfolio, as well as the net assets of each portfolio owned by the Separate Accounts by dollar and (in parenthesis) as a percentage of the total net assets:
Replaced Funds	Inception Date	Net Assets at December 31, 2010	Separate Account Ownership at December 31, 2010
JPMorgan Insurance Trust International Equity Portfolio, Class 14	Jan. 3, 1995	$39.1 million	$193,909 (<1%)
JPMorgan Insurance Trust U.S. Equity Portfolio, Class 1	Mar. 30, 1995	$132.5 million	$314,753 (<1%)

6.           Columbia Funds Variable Series Trust II

Columbia Funds Variable Series Trust II (formerly, RiverSource Variable Series Trust), a Massachusetts business trust, is registered under the 1940 Act as a diversified open-end management investment company (File No. 811-22127). Columbia Funds Variable Series Trust II currently consists of multiple funds, only two of which (listed below) are involved in the proposed Substitutions. The shares of the funds are registered under the 1933 Act (File No. 333-146374). The funds offer multiple classes of shares. Contract owners that would be affected by the proposed Substitutions are invested in Class 1 shares, which do not feature distribution or service (12b-1) fees.
Columbia Management Investment Advisers, LLC (formerly, RiverSource Investments, LLC) (“Columbia”), which is not an affiliate of the Insurance Company Applicants, serves as the investment adviser to the funds. Columbia, located at 225 Franklin Street, Boston, MA, is investment manager to the Columbia, RiverSource, Seligman and Threadneedle funds and is a wholly-owned subsidiary of Ameriprise Financial, Inc. Each portfolio pays Columbia an advisory fee.

4 The JPMorgan Insurance Trust International Equity Portfolio acquired all of the assets and liabilities of JPMorgan International Equity Portfolio (the “Predecessor Portfolio”) in a reorganization on April 24, 2009. The Predecessor Portfolio’s performance and financial history were adopted by the International Equity Portfolio. As a result the inception date reflects that of the Predecessor Portfolio and the performance information reflects that of the Predecessor Portfolio for the periods prior to the reorganization.

The following table shows the inception date and net assets for each fund, as well as the net assets owned by the Separate Accounts by dollar and (in parenthesis) as a percentage of the total net assets:
Replaced Funds	Inception Date	Net Assets at December 31, 2010	Separate Account Ownership at December 31, 2010
Columbia Variable Portfolio – Select Smaller-Cap Value Fund, Class 15	May 1, 1998	$81.9 million	$66.0 million (80.6%)
Columbia Variable Portfolio – Seligman Global Technology Fund, Class 16	May 1, 1996	$4.0 million	$1.7 million (42.5%)

C.           The Proposed Substitution

Pursuant to the proposed Substitutions, the Insurance Company Applicants will replace shares of subaccounts investing in each Replaced Fund on the date of the Substitution with shares of the Replacement Fund. It is currently anticipated that the Substitutions will occur as soon as practicable following receipt of the Order of the Commission requested herein (the “Substitution Date”). Following the Substitutions, the Replaced Funds will no longer be offered under any Contract issued by Allianz Life or Allianz NY.

D.           Insurance Company Applicants

1.           Allianz Life Insurance Company of North America

Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. Allianz Life offers fixed and variable annuities, individual life insurance, and long-term care insurance. Allianz Life is licensed to do direct business in 49 states and the District of Columbia. Allianz Life is a subsidiary of Allianz SE, a “Societas Europaea” or European stock corporation. Allianz SE is one of the world’s largest insurance and

5 Prior to May 2, 2011, the fund was known as Seligman Variable Portfolio – Smaller-Cap Value Fund. Prior to March 11, 2011, the Separate Accounts held Class 1 shares of the Seligman Smaller-Cap Value Portfolio (the selling fund), a series of Seligman Portfolios, Inc. On March 11, 2011, the Separate Account Applicants received Class 1 shares of the Seligman Variable Portfolio – Smaller-Cap Value Fund (the buying fund), in exchange for shares of the selling fund, pursuant to a plan of reorganization approved by the selling fund’s shareholders. This table presents net assets and separate account ownership of the selling fund at December 31, 2010, and does not take into account the assets of the buying fund. Unless otherwise noted, information in this Application is derived from the registration statement for the buying fund dated April 29, 2011.

6 Prior to May 2, 2011, the fund was known as Seligman Global Technology Portfolio, which previously was a series of Seligman Portfolios, Inc. On March 7, 2011, the portfolio was redomiciled as a series of Columbia Funds Variable Series Trust II (formerly, RiverSource Variable Series Trust).

financial services companies. Allianz SE is headquartered in Munich, Germany, and has operations in more than 70 countries. At December 31, 2010, Allianz Life had assets of approximately $99.3 billion. The principal offices of Allianz Life are located at 5701 Golden Hills Drive, Minneapolis, MN 55416-1297.

           2.           Allianz Life Insurance Company of New York

Allianz NY is a stock life insurance company organized under the laws of the state of New York on September 21, 1982. Allianz NY offers fixed and variable annuities. Allianz NY is licensed to do direct business in six states, including New York and the District of Columbia. Allianz NY is a subsidiary of Allianz SE. At December 31, 2010, Allianz NY had assets of approximately $1.7 billion. Its principal offices are located at One Chase Manhattan Plaza, 38th Floor, New York, NY 10005.

E.           Separate Accounts

Allianz Life is the depositor and sponsor of Allianz Account A and Allianz Account B, and Allianz NY is the depositor and sponsor of Allianz Account C, as those terms have been interpreted by the Commission with respect to variable annuity and variable life insurance separate accounts. Each Separate Account meets the definition of a “separate account” in Section 2(a)(37) of and Rule 0-1(e) under the 1940 Act. Under the terms of the Contracts, the assets of each Separate Account, equal to the reserves and other Contract liabilities with respect to that Separate Account, are not chargeable with liabilities arising out of any other business that its Insurance Company Applicant depositor may conduct. The income, and gains and losses, realized or unrealized, from the assets allocated to each subaccount of each Separate Account will be credited to or charged against that subaccount without regard to other income, gains, or losses of its Insurance Company Applicant depositor (which includes the other subaccounts of the Separate Accounts).

1.           Allianz Life Variable Account A

Allianz Account A is a segregated asset account of Allianz Life. Allianz Account A was established by Allianz Life on May 31, 1985, under Minnesota insurance laws. Allianz Account A is used to fund certain variable life insurance policies issued by Allianz Life. Allianz Account A is divided into a number of subaccounts, each of which invests in and reflects the investment performance of a specific underlying registered investment company or portfolio thereof (each an “Investment Option”). Allianz Account A is registered as a unit investment trust under the 1940 Act (File No. 811-04965). Allianz Life is the legal owner of the assets in Allianz Account A. Allianz Life does not currently issue any new Contracts that allow contract owners to invest in any of the subaccounts of Allianz Account A.

2.           Allianz Life Variable Account B

Allianz Account B is a segregated asset account of Allianz Life. Allianz Account B was established by Allianz Life on May 31, 1985, under Minnesota insurance laws. Allianz Account B is used to fund certain variable annuity contracts issued by Allianz Life. Allianz Account B is divided into a number of subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option. Allianz Account B is registered as a unit investment trust under the 1940 Act (File No. 811-05618). Allianz Life is the legal owner of the assets in Allianz Account B.

3.           Allianz Life of NY Account C

Allianz Account C is a segregated asset account of Allianz NY. Allianz Account C was established by Allianz NY on February 26, 1988, under New York insurance laws. Allianz Account C is used to fund certain variable annuity contracts issued by Allianz NY. Allianz Account C is divided into a number of subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option. Allianz Account C is registered as a unit investment trust under the 1940 Act (File No. 811-05716). Allianz NY is the legal owner of the assets in Allianz Account C.

F.	The Contracts

The Contracts are variable annuity contracts and variable life insurance policies. Allianz Life currently issues individual deferred variable annuity contracts and has previously issued immediate variable annuity contracts and variable life insurance policies. Allianz NY issues individual deferred variable annuity contracts offered for sale in New York.
Allianz Life Financial Services, LLC (“Allianz Life Financial”), a Minnesota limited liability company and a wholly owned subsidiary of Allianz Life, serves as the principal underwriter of the Contracts. Allianz Life Financial is located at 5701 Golden Hills Drive, Golden Valley, MN 55416. Allianz Life Financial is registered as a broker dealer with the Commission under the Securities Exchange Act of 1934 (the “1934 Act”) as well as with the securities commissions in the states in which it operates. Allianz Life Financial does not itself sell the Contracts on a retail basis. Rather, Allianz Life Financial enters into selling agreements with other broker-dealers registered under the 1934 Act for the sale of the Contracts (selling firms). These selling firms include third party broker/dealers and Questar Capital Corporation, an affiliated broker/dealer.
None of the Contracts currently offered for sale by Allianz Life or Allianz NY offer any of the Replaced Funds as an Investment Option. The following table shows registration statements for Contracts funded by the Separate Accounts that are no longer offered for sale but that offer one or more of the Replaced Funds as an Investment Option:
Separate Account	Registration No.	Contract Name	Type of Contract	Number of Investment Options*
Allianz Account B	333-82329	Allianz Alterity	Variable Deferred Annuity	67 / 55
Allianz Account B	333-90260	Allianz High Five	Variable Deferred Annuity	61 / 58
Allianz Account B	333-120181	Allianz High Five L	Variable Deferred Annuity	57 / 55
Allianz Account B	333-95729	Allianz Rewards	Variable Deferred Annuity	66 / 54
Allianz Account B	33-23035	Valuemark II	Variable Deferred Annuity	62 / 55
Allianz Account B	333-06709	Valuemark IV	Variable Deferred Annuity	62 / 55
Allianz Account A	33-11158	Allianz ValueLife	Flexible Premium Variable Universal Life	32 / 27
Allianz Account B	333-111049	Allianz High Five Bonus	Variable Deferred Annuity	57 / 55
Allianz Account B	333-63719	USAllianz Charter	Variable Deferred Annuity	42 / 28
Allianz Account B	333-101812	USAllianz Charter II	Variable Deferred Annuity	46 / 44
Allianz Account B	333-47886	USAllianz Dimensions	Variable Deferred Annuity	38 / 28
Allianz Account A	333-60206	USAllianz LifeFund	Flexible Premium Variable Universal Life	44 / 36
Allianz Account B	33-72046	Valuemark III	Variable Deferred Annuity	62 / 55
Allianz Account B	33-76190	Valuemark Income Plus	Variable Immediate Annuity	54 / 48
Allianz Account A	33-15464	Valuemark Life	Single Premium Variable Life	32 / 27
Allianz Account C	333-19699	Allianz Advantage NY	Variable Deferred Annuity	65 / 50
Allianz Account C	333-105274	Allianz Charter II NY	Variable Deferred Annuity	61 / 59
Allianz Account C	333-124767	Allianz High Five NY	Variable Deferred Annuity	57 / 55
Allianz Account C	333-75718	Allianz Opportunity NY	Variable Deferred Annuity	65 / 62
Allianz Account C	33-26646	Valuemark II NY	Variable Deferred Annuity	32 / 27
Allianz Account C	333-19699	Valuemark IV NY	Variable Deferred Annuity	47 / 41

* Reflects the number of Investment Options before / after the proposed Substitutions.

See Appendix A to the Application for more information on the availability of each Replaced Fund under the Contracts.
The Contracts allow contract owners to allocate premium and contract value among subaccounts investing in a large number of Investment Options in a wide variety of asset categories that are managed by a large number of asset managers. The exact number of Investment Options available varies from Contract to Contract depending on when the Contracts were first offered, whether the Contracts are currently offered for sale, which separate account issued the Contract, product design, and other similar factors. The Contracts currently offer at least 32 Investment Options and are expected to offer at least 27 Investment Options following the proposed Substitutions. The number of Investment Options available in each Contract affected by the Substitutions, both before and after the proposed Substitutions, is shown in the tables above.
The available Investment Options represent a wide variety of asset categories, including Specialty, Cash Equivalent, Intermediate-Term Bonds, High Yield Bonds, International Equity, Global Equity, Large Cap Value, Large Cap Growth, Large Cap Blend, Mid Cap, Small Cap, and funds of funds with varying allocations of underlying equity funds and fixed income funds.
The available Investment Options are managed and/or subadvised by a wide variety of non-affiliated and affiliated asset managers. Of the Investment Options available through the Separate Accounts, 33 are managed by AZIM, an affiliate of the Insurance Company Applicants (of these, six are funds of funds, including the Replacement Fund, managed by AZIM, one is subadvised by an asset manager affiliated with the Insurance Company Applicants, and 26 are subadvised by non-affiliates), nine are managed by other affiliates of the Applicants, and 22 are managed by asset managers that are not affiliates of the Applicants.
In addition, each Contract offers contract owners one or more investment choices that reduce or eliminate principal fluctuation. These choices are in the form of a fixed account of the Allianz Life or Allianz NY general account and/or a money market Investment Option.
The Contracts provide for significant investment flexibility through permitted transfers of contract values among the Investment Options. In most instances, up to 12 transfers may be made during each year free of charge (the year is measured by the date of issuance of the Contract). Under the Contracts, the Insurance Company Applicants have reserved the right to charge a $25 fee (or the lesser of $25 or 2% of the amount transferred for certain Contracts) for each transfer in excess of 12 per Contract year. Since the Contracts are not designed for professional market timing organizations, or other persons using programmed, large, or frequent transfers, the Insurance Company Applicants have reserved the right to restrict transfer activity that they determine to be excessive or inappropriate.
Certain Contracts or optional benefits have restrictions on the allocations that contract owners may make to certain Investment Options. Under the Allianz Alterity and Allianz Rewards Contracts, which are not currently offered for sale, allocations and transfers to certain Investment Options may be limited or prohibited when certain risk or volatility limits are exceeded. Any restrictions or limits placed on allocations or transfers to the Replacement Fund under any of the affected Contracts will be no more restrictive than the Replaced Funds.
Under the Contracts, the Insurance Company Applicants reserve the right, subject to regulatory approval, to substitute one of the Investment Options with another Investment Option after appropriate notice. Moreover, the Contracts permit the Insurance Company Applicants to limit allocation of purchase payments to one or more subaccounts that invest in an Investment Option. The prospectuses or statements of additional information for the Contracts also contain appropriate disclosure of these rights. Thus, the Contracts permit the Insurance Company Applicants to stop accepting purchase payments into one or more Investment Options and, subject to regulatory approval, to substitute the shares representing an Investment Option held by a subaccount for the shares representing another Investment Option.

II.           REASONS FOR THE PROPOSED SUBSTITUTION

The proposed Substitutions are part of an overall business plan of the Insurance Company Applicants to make their respective products more efficient to monitor and administer and more competitive (both in terms of new sales and the retention of existing business). The Insurance Company Applicants believe that more concentrated and streamlined operations for Investment Options will result in increased operational and administrative efficiencies and economies of scale for the Insurance Company Applicants. In particular, the Insurance Company Applicants feel that concentrating the number of asset managers that advise or subadvise the Investment Options available through the Contracts will simplify the administration of the Contracts with regard to communications with asset managers and contract owners, and simplify the preparation of various reports and disclosure documents. Furthermore, the Insurance Company Applicants feel that by reducing the number of asset managers that manage Investment Options underlying their Contracts, they will increase their ability to effectively manage the Investment Options available to contract owners.
The Insurance Company Applicants also believe that reducing the total number of Investment Options, and fund families, offered through the Contracts will provide the Insurance Company Applicants with more control over fund changes that affect the Contracts. For example, as noted in footnotes above, several Replaced Funds have been subject to reorganization or other, similar transactions within the last few years, and other Replaced Funds have made various other changes necessitating costly communications and mailings to Contract owners, amendments to various reports and disclosure documents and changes to operating systems to accommodate the fund changes. By reducing the number of Investment Options and fund families offered through the Contracts, the Insurance Company Applicants anticipate that such transactions and changes will decrease. Moreover, because the Replacement Fund is affiliated, the Insurance Company Applicants expect to learn of any changes affecting the Fund well in advance, allowing the Insurance Company Applicants to plan a more efficient and less costly means by which to administer any such changes (for example, by including the changes in other routine regulatory filings and planned mailings to contract owners). The Insurance Company Applicants believe that contract owners will benefit from this streamlining as the Insurance Company Applicants enhance their communication efforts to contract owners and sales representatives regarding Investment Options.
The Replaced Funds were selected for the proposed Substitution because the Separate Accounts hold relatively small positions in each Replaced Fund. The Separate Accounts hold less than $5 million in all but three of the Replaced Funds and hold more than $12 million in only one Replaced Fund. By comparison, at December 31, 2010, the Separate Accounts held $384.1 million in the Replacement Fund. Also, at varying times and for varying reasons, each Replaced Fund has been closed to new investment or to new investors in one or more of the Contracts, and none of the Replaced Funds is available as an Investment Option in any of the Contracts currently offered for sale by the Insurance Company Applicants. As a result, the Replaced Funds are not likely to acquire significant additional Separate Account assets, and, in the absence of the proposed Substitution, the Insurance Company Applicants will be unable to increase the efficiencies or economies of scale of administering these Investment Options.
The Insurance Company Applicants selected the Replacement Fund for the proposed Substitution with a goal to provide contract owners with a comparable Investment Option based on overall asset allocation and fees and expenses. The Replacement Fund is a fund of funds that invests primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates approximately 75% of assets to underlying equity funds and 25% of assets to the underlying bond fund. The Insurance Company Applicants believe that the Replacement Fund has an investment objective, policy and risk profile, as described in its prospectus, that is sufficiently similar to the Replaced Funds to make the Replacement Fund an appropriate candidate for substitution. The Insurance Company Applicants believe that the Replacement Fund represents the best available match, consistent with the goal of providing contract owners with a substitute Investment Option offering an expense ratio no higher than the expense ratio of each Replaced Fund. Further, as described below, contract owners will be allowed a free transfer out of any Replaced Fund (before the Substitutions) or out of the Replacement Fund (after the Substitutions) to any other Investment Option available under the applicable Contract; therefore, any contract owner will be able, without charge, to switch to another Investment Option.
For these reasons and the reasons discussed below, the Applicants believe that substituting the Replacement Funds for each Replaced Fund is appropriate and in the best interests of the contract owners.

A.	Comparison of Replaced Funds with Replacement Fund

1.           Investment Objectives and Strategies

The following provides summary comparison of the investment objective and principal investment strategies of each Replaced Fund with the Replacement Fund, based on information derived from each Replaced Fund’s registration statement.
Alger Capital Appreciation Portfolio
The investment objective of the Fund and the Replacement Fund is the same, long-term capital appreciation.
The Replacement Fund is a fund of funds that seeks to achieve its objective by investing primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates 65%-85% of assets in the underlying equity funds and 15%-35% of assets in the underlying bond fund. At December 31, 2010, the Fund owned the five underlying index funds in the following proportions:
•	AZL S&P 500 Index Fund (Cl. 2) 39.4%
•	AZL Mid Cap Index Fund 10.9%
•	AZL Small Cap Stock Index Fund 5.4%
•	AZL International Index Fund 19.0%
•	AZL Enhanced Bond Index Fund 25.1%

The Replaced Fund is actively managed and generally invests at least 85% of its net assets in equity securities of companies of any size that its manager believes demonstrate promising growth potential. The Fund is permitted to leverage, or borrow money to buy additional securities, and to invest in options. Although not identified as a principal investment strategy, the Fund is permitted to invest up to 20% of assets in foreign securities.

Alger Large Cap Growth Portfolio
The investment objective of the Fund and the Replacement Fund is the same, long-term capital appreciation.
The Replacement Fund is a fund of funds that seeks to achieve its objective by investing primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates 65%-85% of assets in the underlying equity funds and 15%-35% of assets in the underlying bond fund. At December 31, 2010, the Fund owned the five underlying index funds in the following proportions:
•	AZL S&P 500 Index Fund (Cl. 2) 39.4%
•	AZL Mid Cap Index Fund 10.9%
•	AZL Small Cap Stock Index Fund 5.4%
•	AZL International Index Fund 19.0%
•	AZL Enhanced Bond Index Fund 25.1%

The Replaced Fund is actively managed and focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the Fund invests at least 80% of its net assets in equity securities of companies that, at the time of purchase, have a market capitalization equal to or greater than the market capitalization of companies included in the Russell 1000 Growth Index, which tracks the performance of large-capitalization growth stocks (approximately $260 million to $333 billion). Further, under normal circumstances, the Fund intends to invest at least 80% of its net assets in equity securities of companies that, at the time of purchase, have a market capitalization greater than $10 billion. The Portfolio will not purchase securities of companies with market capitalization less than $4 billion. Additionally, the Fund generally limits its investments to between 70 – 100 holdings. The Fund may invest in options. Although not identified as a principal investment strategy, the Fund is permitted to invest up to 20% of assets in foreign securities.
Alger Mid Cap Growth Portfolio
The investment objective of the Fund and the Replacement Fund is the same, long-term capital appreciation.
The Replacement Fund is a fund of funds that seeks to achieve its objective by investing primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates 65%-85% of assets in the underlying equity funds and 15%-35% of assets in the underlying bond fund. At December 31, 2010, the Fund owned the five underlying index funds in the following proportions:

•	AZL S&P 500 Index Fund (Cl. 2) 39.4%
•	AZL Mid Cap Index Fund 10.9%
•	AZL Small Cap Stock Index Fund 5.4%
•	AZL International Index Fund 19.0%
•	AZL Enhanced Bond Index Fund 25.1%

The Replaced Fund is actively managed and focuses on mid-size companies that the manager believes demonstrate promising growth potential. Under normal circumstances, the Fund invests at least 80% of assets in the equity securities of companies that, at the time of purchase, have total market capitalization within the range of companies included in the Russell Midcap Growth Index or the S&P MidCap 400 Index (medium-capitalization stocks of approximately $260.8 million to $15.5 billion). The Fund may invest in options. Although not identified as a principal investment strategy, the Fund is permitted to invest up to 20% of assets in foreign securities.
Alger Small Cap Growth Portfolio
The investment objective of the Fund and the Replacement Fund is the same, long-term capital appreciation.
The Replacement Fund is a fund of funds that seeks to achieve its objective by investing primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates 65%-85% of assets in the underlying equity funds and 15%-35% of assets in the underlying bond fund. At December 31, 2010, the Fund owned the five underlying index funds in the following proportions:
•	AZL S&P 500 Index Fund (Cl. 2) 39.4%
•	AZL Mid Cap Index Fund 10.9%
•	AZL Small Cap Stock Index Fund 5.4%
•	AZL International Index Fund 19.0%
•	AZL Enhanced Bond Index Fund 25.1%

The Replaced Fund is actively managed and focuses on small, fast-growing companies that the manager believes offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the Fund invests at least 80% of its net assets in equity securities of companies that, at the time of purchase, have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index (small capitalization stocks of approximately $20.3 million to $5.6 billion). The Fund may invest in options. Although not identified as a principal investment strategy, the Fund is permitted to invest up to 20% of assets in foreign securities.

Davis Real Estate Portfolio
The investment objective of the Replacement Fund is long-term capital appreciation; the investment objective of the Replaced Fund is total return through a combination of growth and income.
The Replacement Fund is a fund of funds that seeks to achieve its objective by investing primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates 65%-85% of assets in the underlying equity funds and 15%-35% of assets in the underlying bond fund. At December 31, 2010, the Fund owned the five underlying index funds in the following proportions:

•	AZL S&P 500 Index Fund (Cl. 2) 39.4%
•	AZL Mid Cap Index Fund 10.9%
•	AZL Small Cap Stock Index Fund 5.4%
•	AZL International Index Fund 19.0%
•	AZL Enhanced Bond Index Fund 25.1%

The Replaced Fund is actively managed and invests at least 80% of net assets in securities issued by companies principally engaged in the real estate industry. The Fund will primarily invest in equity securities (typically common stocks, but also preferred stocks and other forms of equity securities). While the Fund invests primarily in U.S. companies, it has the flexibility to also invest in foreign securities. Most of the Fund’s real estate securities are interests in REITs. The Fund’s manager conducts extensive research to identify businesses that possess characteristics which it believes foster the creation of long-term value. The manager looks for businesses trading at discounts to their intrinsic worth and emphasizes individual stock selection.
Invesco V.I. Capital Appreciation Fund
The investment objective of the Fund and the Replacement Fund is materially the same, long-term capital appreciation (the Replacement Fund) and long-term growth of capital (the Replaced Fund).
The Replacement Fund is a fund of funds that seeks to achieve its objective by investing primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates 65%-85% of assets in the underlying equity funds and 15%-35% of assets in the underlying bond fund. At December 31, 2010, the Fund owned the five underlying index funds in the following proportions:
•	AZL S&P 500 Index Fund (Cl. 2) 39.4%
•	AZL Mid Cap Index Fund 10.9%
•	AZL Small Cap Stock Index Fund 5.4%
•	AZL International Index Fund 19.0%
•	AZL Enhanced Bond Index Fund 25.1%

The Replaced Fund invests primarily in equity securities of issuers of all market capitalizations. The Fund may invest up to 25% of its total assets in foreign securities. The manager focuses on securities of issuers exhibiting long-term, sustainable earnings and cash flow growth that is not yet reflected in investor expectations or equity valuation. The manager actively manages the Fund using a two-step security selection process that combines quantitative and fundamental analyses.
Invesco V.I. Core Equity Fund
The investment objective of the Fund and the Replacement Fund is materially the same, long-term capital appreciation (the Replacement Fund) and long-term growth of capital (the Replaced Fund).
The Replacement Fund is a fund of funds that seeks to achieve its objective by investing primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates 65%-85% of assets in the underlying equity funds and 15%-35% of assets in the underlying bond fund. At December 31, 2010, the Fund owned the five underlying index funds in the following proportions:
•	AZL S&P 500 Index Fund (Cl. 2) 39.4%
•	AZL Mid Cap Index Fund 10.9%
•	AZL Small Cap Stock Index Fund 5.4%
•	AZL International Index Fund 19.0%
•	AZL Enhanced Bond Index Fund 25.1%

The Replaced Fund is actively managed and normally invests at least 80% of assets in equity securities and in investments with similar economic characteristics (such as derivatives, exchange-traded funds and American Depositary Receipts). Derivatives and other investments may have the effect of leveraging the Fund’s portfolio. The Fund may invest up to 25% of its total assets in foreign securities, which includes debt and equity securities. The manager seeks to construct a portfolio of issuers that have high or improving return on invested capital (ROIC), quality management, a strong competitive position and which are trading at compelling valuations. The Fund employs a risk management strategy to help minimize loss of capital and reduce excessive volatility, pursuant to which the Fund generally invests a substantial amount of its assets in cash and cash equivalents.
Invesco V.I. International Growth Fund
The investment objective of the Fund and the Replacement Fund is materially the same, long-term capital appreciation (the Replacement Fund) and long-term growth of capital (the Replaced Fund).

The Replacement Fund is a fund of funds that seeks to achieve its objective by investing primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates 65%-85% of assets in the underlying equity funds and 15%-35% of assets in the underlying bond fund. At December 31, 2010, the Fund owned the five underlying index funds in the following proportions:
•	AZL S&P 500 Index Fund (Cl. 2) 39.4%
•	AZL Mid Cap Index Fund 10.9%
•	AZL Small Cap Stock Index Fund 5.4%
•	AZL International Index Fund 19.0%
•	AZL Enhanced Bond Index Fund 25.1%

The Replaced Fund is actively managed and invests primarily in a diversified portfolio of international securities selected for strong earnings growth. The Fund invests primarily in equity securities. The Fund focuses its investments in equity securities of foreign issuers that are listed on a recognized foreign or U.S. securities exchange or traded in a foreign or U.S. over-the-counter market. The Fund invests, under normal circumstances, in issuers located in at least three countries outside of the U.S., emphasizing investment in issuers in the developed countries of Western Europe and the Pacific Basin. As of February 23, 2010, the principal countries in which the Fund invests were United Kingdom, Switzerland, United States, Japan, Germany, Canada and Australia. The Fund may also invest up to 20% of its total assets in issuers located in developing countries.
Invesco Van Kampen V.I. Capital Growth Fund
The investment objective of the Fund and the Replacement Fund is materially the same, long-term capital appreciation (the Replacement Fund) and capital growth (the Replaced Fund).
The Replacement Fund is a fund of funds that seeks to achieve its objective by investing primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates 65%-85% of assets in the underlying equity funds and 15%-35% of assets in the underlying bond fund. At December 31, 2010, the Fund owned the five underlying index funds in the following proportions:
•	AZL S&P 500 Index Fund (Cl. 2) 39.4%
•	AZL Mid Cap Index Fund 10.9%
•	AZL Small Cap Stock Index Fund 5.4%
•	AZL International Index Fund 19.0%
•	AZL Enhanced Bond Index Fund 25.1%

The Replaced Fund is actively managed and normally invests in a portfolio of growth-oriented companies. The Fund invests primarily in common stocks, but also may invest in other equity securities (such as preferred stocks and convertible securities). The manager emphasizes a bottom-up stock selection process, seeking attractive growth investments on an individual company basis. The Fund may invest up to 25% of its total assets in securities of foreign issuers and up to 10% of its total assets in real estate investment trusts. The Fund may purchase and sell options, futures contracts and options on futures, which are derivatives, for various portfolio management purposes and to mitigate risks.
Jennison Portfolio
The investment objective of the Fund and the Replacement Fund is materially the same, long-term capital appreciation (the Replacement Fund) and long-term growth of capital (the Replaced Fund).
The Replacement Fund is a fund of funds that seeks to achieve its objective by investing primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates 65%-85% of assets in the underlying equity funds and 15%-35% of assets in the underlying bond fund. At December 31, 2010, the Fund owned the five underlying index funds in the following proportions:
•	AZL S&P 500 Index Fund (Cl. 2) 39.4%
•	AZL Mid Cap Index Fund 10.9%
•	AZL Small Cap Stock Index Fund 5.4%
•	AZL International Index Fund 19.0%
•	AZL Enhanced Bond Index Fund 25.1%

The Replaced Fund is actively managed and normally invests at least 65% of its total assets in equity and equity-related securities of companies that exceed $1 billion in market capitalization at the time of investment and that the Fund believes have above-average growth prospects. The Fund selects stocks on a company-by-company basis using fundamental analysis and looks for companies with some or all of the following: high sales growth, high unit growth, high or improving returns on assets and equity and a strong balance sheet. Often the companies the Fund chooses have a defendable competitive position, enduring business franchise, differentiated product or service and/or proven management team. The Fund invests up to 30% of its assets in foreign securities.
JPMorgan Insurance Trust International Equity Portfolio
The investment objective of Replacement Fund is long-term capital appreciation. The investment objective of the Replaced Fund is high total return from a portfolio of equity securities of foreign companies; total return consists of capital growth and current income.

The Replacement Fund is a fund of funds that seeks to achieve its objective by investing primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates 65%-85% of assets in the underlying equity funds and 15%-35% of assets in the underlying bond fund. At December 31, 2010, the Fund owned the five underlying index funds in the following proportions:
•	AZL S&P 500 Index Fund (Cl. 2) 39.4%
•	AZL Mid Cap Index Fund 10.9%
•	AZL Small Cap Stock Index Fund 5.4%
•	AZL International Index Fund 19.0%
•	AZL Enhanced Bond Index Fund 25.1%

The Replaced Fund is actively managed and normally invests at least 80% of its assets in equity investments. The Fund primarily invests in foreign companies of various sizes, including foreign subsidiaries of U.S. companies. Derivatives may also be used as substitutes for securities in which the Fund can invest. The Fund may use futures contracts, options and swaps to more effectively gain targeted equity exposure from its cash positions, to hedge various investments, for risk management and to increase the Fund’s gain. The Fund may invest in securities denominated in U.S. dollars, major reserve currencies and currencies of other countries in which it can invest. The Fund generally invests in at least three different issuers in countries other than the United States, but may invest a substantial part of its assets in just one country. The Fund intends to invest in companies (or governments) in the Far East, Western Europe, Australia, Canada and in other countries or areas that the manager may select from time to time. A substantial part of the Fund’s assets may be invested in U.S. companies based in countries that are represented in the Morgan Stanley Capital International, Europe, Australasia and Far East Index. The Fund also may invest in companies or governments in emerging markets. The manager may adjust the Fund’s exposure to each currency based on its view of the markets and issuers. The manager may increase or decrease the emphasis on a type of security, sector, country or currency, based on its analysis of a variety of economic factors.
JPMorgan Insurance Trust U.S. Equity Portfolio
The investment objective of Replacement Fund is long-term capital appreciation. The investment objective of the Replaced Fund is high total return from a portfolio of selected equity securities.
The Replacement Fund is a fund of funds that seeks to achieve its objective by investing primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates 65%-85% of assets in the underlying equity funds and 15%-35% of assets in the underlying bond fund. At December 31, 2010, the Fund owned the five underlying index funds in the following proportions:
•	AZL S&P 500 Index Fund (Cl. 2) 39.4%
•	AZL Mid Cap Index Fund 10.9%
•	AZL Small Cap Stock Index Fund 5.4%
•	AZL International Index Fund 19.0%
•	AZL Enhanced Bond Index Fund 25.1%

The Replaced Fund is actively managed and normally invests at least 80% of its assets in equity securities of U.S. companies. The Fund primarily invests in common stocks of large- and mid-capitalization U.S. companies but it may also invest up to 20% of its assets in common stocks of foreign companies, including depositary receipts. The Fund’s sector weightings are similar to those of the S&P 500 Index. Within each sector, the Fund focuses on those equity securities that it considers most undervalued and seeks to outperform the S&P 500 through superior stock selection. At the same time, by controlling the sector weightings of the Fund so they differ only moderately from the sector weightings of the S&P 500 Index, the Fund seeks to limit its volatility to that of the overall market, as represented by this index. Derivatives may be used as substitutes for securities in which the Fund can invest. The Fund may use futures contracts, options and swaps to more effectively gain targeted equity exposure from its cash positions, to hedge various investments and for risk management.
Columbia Variable Portfolio – Seligman Global Technology Fund
The investment objective of the Fund and the Replacement Fund is the same, long-term capital appreciation.
The Replacement Fund is a fund of funds that seeks to achieve its objective by investing primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates 65%-85% of assets in the underlying equity funds and 15%-35% of assets in the underlying bond fund. At December 31, 2010, the Fund owned the five underlying index funds in the following proportions:
•	AZL S&P 500 Index Fund (Cl. 2) 39.4%
•	AZL Mid Cap Index Fund 10.9%
•	AZL Small Cap Stock Index Fund 5.4%
•	AZL International Index Fund 19.0%
•	AZL Enhanced Bond Index Fund 25.1%

The Replaced Fund is actively managed and normally invests at least 80% of its assets in equity securities of U.S. and non-U.S. companies with business operations in technology and technology-related industries. The Fund may invest in companies domiciled in any country and generally invests in several countries in different geographic regions. The Fund normally will invest at least 40% of its assets in companies that maintain their principal place of business or conduct their principal business activities outside the U.S., have their securities traded on non-U.S. exchanges or have been formed under the laws of non-U.S. countries. The manager may reduce this 40% minimum investment amount to 30% if it believes that market conditions for these types of companies or specific foreign markets are unfavorable. The Fund may invest in companies of any size. The manager seeks to identify those technology companies that it believes have the greatest prospects for future growth, regardless of their countries of origin. The Fund may invest in all types of securities, many of which will be denominated in currencies other than the U.S. dollar, and the Fund may purchase American Depositary Receipts.
Columbia Variable Portfolio – Select Smaller-Cap Value Fund
The investment objective of the Fund and the Replacement Fund is materially the same, long-term capital appreciation (the Replacement Fund) and long-term capital growth (the Replaced Fund).
The Replacement Fund is a fund of funds that seeks to achieve its objective by investing primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates 65%-85% of assets in the underlying equity funds and 15%-35% of assets in the underlying bond fund. At December 31, 2010, the Fund owned the five underlying index funds in the following proportions:
•	AZL S&P 500 Index Fund (Cl. 2) 39.4%
•	AZL Mid Cap Index Fund 10.9%
•	AZL Small Cap Stock Index Fund 5.4%
•	AZL International Index Fund 19.0%
•	AZL Enhanced Bond Index Fund 25.1%

The Replaced Fund is actively managed and normally invests at least 80% of assets in equity securities of companies with market capitalizations of up to $2 billion or that fall within the range of the Russell 2000 Index at the time of investment (approximately $11.1 million to $5.6 billion). The Fund can invest in any economic sector and may emphasize one or more particular sectors. Up to 25% of the Fund’s assets may be invested in foreign investments. The manager seeks to identify value companies. The Fund generally holds a small number of securities.
SP International Growth Portfolio
The investment objective of the Fund and the Replacement Fund is materially the same, long-term capital appreciation (the Replacement Fund) and long-term growth of capital (the Replaced Fund).

The Replacement Fund is a fund of funds that seeks to achieve its objective by investing primarily in a combination of five underlying index funds. Under normal market conditions, the Fund allocates 65%-85% of assets in the underlying equity funds and 15%-35% of assets in the underlying bond fund. At December 31, 2010, the Fund owned the five underlying index funds in the following proportions:
•	AZL S&P 500 Index Fund (Cl. 2) 39.4%
•	AZL Mid Cap Index Fund 10.9%
•	AZL Small Cap Stock Index Fund 5.4%
•	AZL International Index Fund 19.0%
•	AZL Enhanced Bond Index Fund 25.1%

The Replaced Fund is actively managed and normally invests at least 65% of its total assets in common stock of foreign companies operating or based in at least five different countries, which may include countries with emerging markets. The Fund may invest anywhere in the world, including North America, Western Europe, the United Kingdom, the Pacific Basin and emerging market countries, but generally not the U.S. The Fund looks primarily for stocks of companies whose earnings are growing at a faster rate than other companies or which offer attractive growth potential. These companies typically have characteristics such as above average growth in earnings and cash flow, improving profitability, strong balance sheets, management strength and strong market share for its products. The Fund also tries to buy such stocks at attractive prices in relation to their growth prospects. The Fund invests primarily in the common stock of large and medium-sized foreign companies, although it may also invest in companies of all sizes.

2.           Principal Investment Risks
The following provides summary comparison of the principal investment risks of each Replaced Fund with those of the Replacement Fund, based on information derived from each Replaced Fund’s registration statement.
Alger Capital Appreciation Portfolio
Both the Replaced Fund and the Replacement Fund are subject to allocation risk associated with the manager’s investment decisions. The funds differ in that the manager of the Replacement Fund allocates primarily only among five underlying index funds, whereas the manager of the Replaced Fund invests primarily in equity securities. Both funds also are subject to the market risk that the value of fund securities may go up or down, sometimes rapidly and unpredictably, and the issuer risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Loss of investment is a risk of both funds.

The prospectus for the Replaced Fund also discloses the following principal risks, which are not identified as principal risks of an investment in the Replacement Fund: growth stocks risk, due to the Fund’s focus on companies with growth potential; risks associated with investments in options or hedging; risks associated with the use of leverage; risks associated with investing in companies of all capitalizations, which includes the risk that smaller issuers may have limited product lines or financial resources, or lack management depth; and risks associated with the lack of liquidity in less-frequently traded or smaller-capitalization securities.
The prospectus for the Replacement Fund identifies the following principal risks, which are not identified as principal risks of the Replaced Fund:  risks associated with bond investments, including interest rate risk, credit risk, income risk, call risk or prepayment risk and extension risk; risks associated with investments in underlying index funds, which do not attempt to manage market volatility or reduce the effects of poor stock performance; and foreign risk.
Alger Large Cap Growth Portfolio
Both the Replaced Fund and the Replacement Fund are subject to allocation risk associated with the manager’s investment decisions. The funds differ in that the manager of the Replacement Fund allocates primarily only among five underlying index funds, whereas the manager of the Replaced Fund invests primarily in equity securities. Both funds also are subject to the market risk that the value of fund securities may go up or down, sometimes rapidly and unpredictably, and the issuer risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Loss of investment is a risk of both funds.
The prospectus for the Replaced Fund also discloses the following principal risks, which are not identified as principal risks of an investment in the Replacement Fund: the risk that by focusing on large capitalization stocks, the fund may underperform funds that invest primarily in the stocks of lower quality, smaller capitalization companies during periods when such stocks are in favor; growth stocks risk, due to the Fund’s focus on companies with growth potential; and risks associated with investments in options or hedging.
The prospectus for the Replacement Fund identifies the following principal risks, which are not identified as principal risks of the Replaced Fund:  risks associated with bond investments, including interest rate risk, credit risk, income risk, call risk or prepayment risk and extension risk; risks associated with investments in underlying index funds, which do not attempt to manage market volatility or reduce the effects of poor stock performance; and foreign risk.
Alger Mid Cap Growth Portfolio
Both the Replaced Fund and the Replacement Fund are subject to allocation risk associated with the manager’s investment decisions. The funds differ in that the manager of the Replacement Fund allocates primarily only among five underlying index funds, whereas the manager of the Replaced Fund invests primarily in equity securities. Both funds also are subject to the market risk that the value of fund securities may go up or down, sometimes rapidly and unpredictably, and the issuer risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Loss of investment is a risk of both funds.
The prospectus for the Replaced Fund also identifies the following principal risks, which are not identified as principal risks of an investment in the Replacement Fund: growth stocks risk, due to the Fund’s focus on companies with growth potential; risks associated with investments in options or hedging; the possibility of greater risk by investing in medium-capitalization companies rather than larger, more established companies; and risks associated with the lack of liquidity in less-frequently traded, mid-cap securities.
The prospectus for the Replacement Fund identifies the following principal risks, which are not identified as principal risks of the Replaced Fund:  risks associated with bond investments, including interest rate risk, credit risk, income risk, call risk or prepayment risk and extension risk; risks associated with investments in underlying index funds, which do not attempt to manage market volatility or reduce the effects of poor stock performance; and foreign risk.
Alger Small Cap Growth Portfolio
Both the Replaced Fund and the Replacement Fund are subject to allocation risk associated with the manager’s investment decisions. The funds differ in that the manager of the Replacement Fund allocates primarily only among five underlying index funds, whereas the manager of the Replaced Fund invests primarily in equity securities. Both funds also are subject to the market risk that the value of fund securities may go up or down, sometimes rapidly and unpredictably, and the issuer risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Loss of investment is a risk of both funds.
The prospectus for the Replaced Fund also identifies the following principal risks, which are not identified as principal risks of an investment in the Replacement Fund: growth stocks risk, due to the Fund’s focus on companies with growth potential; risks associated with investments in options or hedging; the possibility of greater risk by investing in smaller, less-seasoned companies rather than larger, more-established companies; and risks associated with the lack of liquidity in less-frequently traded, small-cap securities.
The prospectus for the Replacement Fund identifies the following principal risks, which are not identified as principal risks of the Replaced Fund:  risks associated with bond investments, including interest rate risk, credit risk, income risk, call risk or prepayment risk and extension risk; risks associated with investments in underlying index funds, which do not attempt to manage market volatility or reduce the effects of poor stock performance; and foreign risk.
Davis Real Estate Portfolio
Both the Replaced Fund and the Replacement Fund are subject to allocation risk associated with the manager’s investment decisions. The funds differ in that the manager of the Replacement Fund allocates primarily only among five underlying index funds, whereas the manager of the Replaced Fund invests primarily in equity securities. Both funds also are subject to the market risk that the value of fund securities may go up or down, sometimes rapidly and unpredictably, and the issuer risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Loss of investment is a risk of both funds. Both of the funds are subject to the risks associated with foreign investments.
The prospectus for the Replaced Fund also identifies the following principal risks, which are not identified as principal risks of an investment in the Replacement Fund:  concentrated real estate portfolio risk because the Fund is concentrated in the real estate sector; focused portfolio risk because the Fund may invest in a limited number of companies; small- and medium-capitalization risk; and headline risk because the Fund may invest in companies which are subject to controversy due to adverse media attention, litigation or regulatory challenges.
The prospectus for the Replacement Fund identifies the following principal risks, which are not identified as principal risks of the Replaced Fund:  risks associated with bond investments, including interest rate risk, credit risk, income risk, call risk or prepayment risk and extension risk; and risks associated with investments in underlying index funds, which do not attempt to manage market volatility or reduce the effects of poor stock performance.
Invesco V.I. Capital Appreciation Fund
Both the Replaced Fund and the Replacement Fund are subject to allocation risk associated with the manager’s investment decisions. The funds differ in that the manager of the Replacement Fund allocates primarily only among five underlying index funds, whereas the manager of the Replaced Fund invests primarily in equity securities. Both funds also are subject to the market risk that the value of fund securities may go up or down, sometimes rapidly and unpredictably, and the issuer risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Loss of investment is a risk of both funds. Both funds are subject to foreign securities risks.
The prospectus for the Replaced Fund also identifies the following principal risk, which is not identified as a principal risk of an investment in the Replacement Fund:  small- and mid-capitalization risk.
The prospectus for the Replacement Fund identifies the following principal risks, which are not identified as principal risks of the Replaced Fund:  risks associated with bond investments, including interest rate risk, credit risk, income risk, call risk or prepayment risk and extension risk; and risks associated with investments in underlying index funds, which do not attempt to manage market volatility or reduce the effects of poor stock performance.
Invesco V.I. Core Equity Fund
Both the Replaced Fund and the Replacement Fund are subject to allocation risk associated with the manager’s investment decisions. The funds differ in that the manager of the Replacement Fund allocates primarily only among five underlying index funds, whereas the manager of the Replaced Fund invests primarily in equity securities. Both funds also are subject to the market risk that the value of fund securities may go up or down, sometimes rapidly and unpredictably, and the issuer risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Loss of investment is a risk of both funds. Both funds are subject to foreign securities risks.
The prospectus for the Replaced Fund also identifies the following principal risks, which are not identified as principal risks of an investment in the Replacement Fund:  exchange-traded funds risk, which is primarily the same risk as investments in mutual funds, but also presents additional risks such as a market price that may vary from net asset value and a dependence on a developed and functioning trading market; and cash/cash equivalents risk to the extent that the Fund holds cash or cash equivalents in lieu of the securities in which it primarily invests.
The prospectus for the Replacement Fund identifies the following principal risks, which are not identified as principal risks of the Replaced Fund:  risks associated with bond investments, including interest rate risk, credit risk, income risk, call risk or prepayment risk and extension risk; and risks associated with investments in underlying index funds, which do not attempt to manage market volatility or reduce the effects of poor stock performance.

Invesco V.I. International Growth Fund
Both the Replaced Fund and the Replacement Fund are subject to allocation risk associated with the manager’s investment decisions. The funds differ in that the manager of the Replacement Fund allocates primarily only among five underlying index funds, whereas the manager of the Replaced Fund invests primarily in equity securities. Both funds also are subject to the market risk that the value of fund securities may go up or down, sometimes rapidly and unpredictably, and the issuer risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Loss of investment is a risk of both funds. Both funds are subject to foreign securities risks.
The prospectus for the Replaced Fund also discloses the following principal risk, which is not identified as a principal risk of an investment in the Replacement Fund:  developing markets securities risk, due to the Fund’s ability to invest up to 20% of assets in issuers located in developing countries.
The prospectus for the Replacement Fund identifies the following principal risks, which are not identified as principal risks of the Replaced Fund:  risks associated with bond investments, including interest rate risk, credit risk, income risk, call risk or prepayment risk and extension risk; and risks associated with investments in underlying index funds, which do not attempt to manage market volatility or reduce the effects of poor stock performance.
Invesco Van Kampen V.I. Capital Growth Fund
Both the Replaced Fund and the Replacement Fund are subject to allocation risk associated with the manager’s investment decisions. The funds differ in that the manager of the Replacement Fund allocates primarily only among five underlying index funds, whereas the manager of the Replaced Fund invests primarily in equity securities. Both funds also are subject to the market risk that the value of fund securities may go up or down, sometimes rapidly and unpredictably, and the issuer risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Loss of investment is a risk of both funds. Both funds are subject to foreign securities risks.
The prospectus for the Replaced Fund also discloses the following principal risks, which are not identified as principal risks of an investment in the Replacement Fund:  growth investing risk due to a focus on growth-oriented equity securities; risks of investing in real estate investment trusts; and derivatives risk.
The prospectus for the Replacement Fund identifies the following principal risks, which are not identified as principal risks of the Replaced Fund:  risks associated with bond investments, including interest rate risk, credit risk, income risk, call risk or prepayment risk and extension risk; and risks associated with investments in underlying index funds, which do not attempt to manage market volatility or reduce the effects of poor stock performance.
Jennison Portfolio
Both the Replaced Fund and the Replacement Fund are subject to allocation risk associated with the manager’s investment decisions. The funds differ in that the manager of the Replacement Fund allocates primarily only among five underlying index funds, whereas the manager of the Replaced Fund invests primarily in equity securities. Both funds also are subject to the market risk that the value of fund securities may go up or down, sometimes rapidly and unpredictably, and the issuer risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Loss of investment is a risk of both funds. Both funds are subject to foreign securities risks.
The prospectus for the Replaced Fund also discloses the following principal risks, which are not identified as principal risks of an investment in the Replacement Fund:  growth style risk and derivatives risk.
The prospectus for the Replacement Fund identifies the following principal risks, which are not identified as principal risks of the Replaced Fund:  risks associated with bond investments, including interest rate risk, credit risk, income risk, call risk or prepayment risk and extension risk; and risks associated with investments in underlying index funds, which do not attempt to manage market volatility or reduce the effects of poor stock performance.
JPMorgan Insurance Trust International Equity Portfolio
Both the Replaced Fund and the Replacement Fund are subject to allocation risk associated with the manager’s investment decisions. The funds differ in that the manager of the Replacement Fund allocates primarily only among five underlying index funds, whereas the manager of the Replaced Fund invests primarily in equity securities. Both funds also are subject to the market risk that the value of fund securities may go up or down, sometimes rapidly and unpredictably, and the issuer risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Loss of investment is a risk of both funds. Both funds are subject to foreign securities risks.
The prospectus for the Replaced Fund also discloses the following “main” risks, which are not identified as principal risks of an investment in the Replacement Fund:  emerging market risks; depositary receipt risk; currency risk; geographic focus risk; derivatives risk; and privately placed securities risk.

The prospectus for the Replacement Fund identifies the following principal risks, which are not identified as principal risks of the Replaced Fund:  risks associated with bond investments, including interest rate risk, credit risk, income risk, call risk or prepayment risk and extension risk; and risks associated with investments in underlying index funds, which do not attempt to manage market volatility or reduce the effects of poor stock performance.
JPMorgan Insurance Trust U.S. Equity Portfolio
Both the Replaced Fund and the Replacement Fund are subject to allocation risk associated with the manager’s investment decisions. The funds differ in that the manager of the Replacement Fund allocates primarily only among five underlying index funds, whereas the manager of the Replaced Fund invests primarily in equity securities. Both funds also are subject to the market risk that the value of fund securities may go up or down, sometimes rapidly and unpredictably, and the issuer risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Loss of investment is a risk of both funds. Both funds are subject to foreign securities risks.
The prospectus for the Replaced Fund also discloses the following “main” risks, which are not identified as principal risks of an investment in the Replacement Fund:  derivatives risk and mid cap/smaller cap company risk.
The prospectus for the Replacement Fund identifies the following principal risks, which are not identified as principal risks of the Replaced Fund:  risks associated with bond investments, including interest rate risk, credit risk, income risk, call risk or prepayment risk and extension risk; and risks associated with investments in underlying index funds, which do not attempt to manage market volatility or reduce the effects of poor stock performance.
Columbia Variable Portfolio – Seligman Global Technology Fund
Both the Replaced Fund and the Replacement Fund are subject to allocation risk associated with the manager’s investment decisions. The funds differ in that the manager of the Replacement Fund allocates primarily only among five underlying index funds, whereas the manager of the Replaced Fund invests primarily in equity securities. Both funds also are subject to the market risk that the value of fund securities may go up or down, sometimes rapidly and unpredictably, and the issuer risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Loss of investment is a risk of both funds. Both funds are subject to foreign securities risks.
The prospectus for the Replaced Fund also discloses the following principal risks, which are not identified as principal risks of an investment in the Replacement Fund:  active management risk; technology and technology-

related investment risk and sector risk, due to the Fund’s focus on technology-related companies and in the technology, media and telecommunications sectors; emerging markets risk; and small and mid-sized company risk.
The prospectus for the Replacement Fund identifies the following principal risks, which are not identified as principal risks of the Replaced Fund:  risks associated with bond investments, including interest rate risk, credit risk, income risk, call risk or prepayment risk and extension risk; and risks associated with investments in underlying index funds, which do not attempt to manage market volatility or reduce the effects of poor stock performance.
Columbia Variable Portfolio – Select Smaller-Cap Value Fund
Both the Replaced Fund and the Replacement Fund are subject to allocation risk associated with the manager’s investment decisions. The funds differ in that the manager of the Replacement Fund allocates primarily only among five underlying index funds, whereas the manager of the Replaced Fund invests primarily in equity securities. Both funds also are subject to the market risk that the value of fund securities may go up or down, sometimes rapidly and unpredictably, and the issuer risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Loss of investment is a risk of both funds. Both funds are subject to foreign securities risks.
The prospectus for the Replaced Fund also discloses the following principal risks, which are not identified as principal risks of an investment in the Replacement Fund:  active management risk; focused portfolio risk; sector risk; small company risk; and value securities risk.
The prospectus for the Replacement Fund identifies the following principal risks, which are not identified as principal risks of the Replaced Fund:  risks associated with bond investments, including interest rate risk, credit risk, income risk, call risk or prepayment risk and extension risk; and risks associated with investments in underlying index funds, which do not attempt to manage market volatility or reduce the effects of poor stock performance.
SP International Growth Portfolio
Both the Replaced Fund and the Replacement Fund are subject to allocation risk associated with the manager’s investment decisions. The funds differ in that the manager of the Replacement Fund allocates primarily only among five underlying index funds, whereas the manager of the Replaced Fund invests primarily in equity securities. Both funds also are subject to the market risk that the value of fund securities may go up or down, sometimes rapidly and unpredictably, and the issuer risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Loss of investment is a risk of both funds. Both funds are subject to foreign securities risks.
The prospectus for the Replaced Fund also discloses the following principal risks, which are not identified as principal risks of an investment in the Replacement Fund:  growth style risk; real estate risk; and derivatives risk.
The prospectus for the Replacement Fund identifies the following principal risks, which are not identified as principal risks of the Replaced Fund:  risks associated with bond investments, including interest rate risk, credit risk, income risk, call risk or prepayment risk and extension risk; and risks associated with investments in underlying index funds, which do not attempt to manage market volatility or reduce the effects of poor stock performance.

3.           Annual Fees and Expenses for the Fiscal Year Ended December 31, 2010
The following tables compare the management fees and total annual fund operating expenses (including waivers and reimbursements) for the year ended December 31, 2010, expressed as an annual percentage of average daily net assets, of each Replaced Fund and the Replacement Fund, as disclosed in the current prospectus for each fund. In each substitution, the management fees paid by the Replacement Fund are lower than the management fees paid by the Replaced Fund, and the total annual fund operating expenses of the Replacement Fund are lower than the total annual fund operating expenses of the Replaced Fund (taking into account any fee waivers or expenses reimbursements applicable to the Replaced Fund).
	Replaced Fund	Replacement Fund
	Alger Capital Appreciation Portfolio (Class I-2)	AZL Growth Index Strategy Fund
Management Fee	0.81%	0.05%
Other Expenses	0.17%	0.03%
Acquired Fund Fees and Expenses	None	0.64%
Total Annual Fund Operating Expenses	0.98%	0.72%

	Replaced Fund	Replacement Fund
	Alger Large Cap Growth Portfolio (Class I-2)	AZL Growth Index Strategy Fund
Management Fee	0.71%	0.05%
Other Expenses	0.14%	0.03%
Acquired Fund Fees and Expenses	None	0.64%
Total Annual Fund Operating Expenses	0.85%	0.72%

	Replaced Fund	Replacement Fund
	Alger Mid Cap Growth Portfolio (Class I-2)	AZL Growth Index Strategy Fund
Management Fee	0.76%	0.05%
Other Expenses	0.22%	0.03%
Acquired Fund Fees and Expenses	None	0.64%
Total Annual Fund Operating Expenses	0.98%	0.72%

	Replaced Fund	Replacement Fund
	Alger Small Cap Growth Portfolio (Class I-2)	AZL Growth Index Strategy Fund
Management Fee	0.81%	0.05%
Other Expenses	0.14%	0.03%
Acquired Fund Fees and Expenses	None	0.64%
Total Annual Fund Operating Expenses	0.95%	0.72%

	Replaced Fund	Replacement Fund
	Davis Real Estate Portfolio	AZL Growth Index Strategy Fund
Management Fee	0.55%	0.05%
Other Expenses	0.26%	0.03%
Acquired Fund Fees and Expenses	None	0.64%
Total Annual Fund Operating Expenses	0.81%	0.72%

	Replaced Fund	Replacement Fund
	Invesco V.I. Capital Appreciation Fund (Series I)	AZL Growth Index Strategy Fund
Management Fee	0.62%	0.05%
Other Expenses	0.29%	0.03%
Acquired Fund Fees and Expenses	None	0.64%
Total Annual Fund Operating Expenses	0.91%	0.72%

	Replaced Fund	Replacement Fund
	Invesco V.I. Core Equity Fund (Series I)	AZL Growth Index Strategy Fund
Management Fee	0.61%	0.05%
Other Expenses	0.28%	0.03%
Acquired Fund Fees and Expenses	None	0.64%
Total Annual Fund Operating Expenses	0.89%	0.72%

	Replaced Fund	Replacement Fund
	Invesco V.I. International Growth Fund (Series I)	AZL Growth Index Strategy Fund
Management Fee	0.71%	0.05%
Other Expenses	0.33%	0.03%
Acquired Fund Fees and Expenses	None	0.64%
Total Annual Fund Operating Expenses	1.04%	0.72%

	Replaced Fund	Replacement Fund
	Invesco Van Kampen V.I. Capital Growth Fund (Series II)	AZL Growth Index Strategy Fund
Management Fee	0.70%	0.05%
Distribution (12b-1) Fees	0.25%	None
Other Expenses	0.33%	0.03%
Acquired Fund Fees and Expenses	None	0.64%
Total Annual Fund Operating Expenses	1.28%(1)	0.72%
Fee Waiver/Exp. Reimbursement	(0.19)%(2)
Total Net Annual Fund Operating Expenses after Fee Waiver/Exp. Reimbursement	1.09%

(1)	“Total Annual Fund Operating Expenses” have been restated and reflect the reorganization of one or more affiliated investment companies into the fund.

(2)
Invesco Advisers, Inc. has contractually agreed, through at least June 30, 2012, to waive advisory fees and/or reimburse expenses of all shares to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items, such as interest and taxes) of Series II shares to 1.09% of average daily net assets.

	Replaced Fund	Replacement Fund
	Jennison Portfolio (Class II)	AZL Growth Index Strategy Fund
Management Fee	0.60%	0.05%
Distribution (12b-1) Fees	0.25%	None
Administration Fees	0.15%	None
Other Expenses	0.04%	0.03%
Acquired Fund Fees and Expenses	None	0.64%
Total Annual Fund Operating Expenses	1.04%	0.72%

	Replaced Fund	Replacement Fund
	JPMorgan Insurance Trust International Equity Portfolio (Class 1)	AZL Growth Index Strategy Fund
Management Fee	0.60%	0.05%
Other Expenses	0.53%	0.03%
Acquired Fund Fees and Expenses	None	0.64%
Total Annual Fund Operating Expenses	1.13%	0.72%
Fee Waiver/Exp. Reimbursement	(0.10)%(1)
Total Annual Fund Operating Expenses after Fee Waiver/Exp. Reimbursement	1.03%

(1)
The fund’s adviser and administrator have contractually agreed, through at least May 1, 2012, to waive fees/reimburse expenses to the extent Total Annual Fund Operating Expenses of Class 1 Shares (excluding certain expenses such as interest and taxes) exceed 1.03% of average daily net assets.

	Replaced Fund	Replacement Fund
	JPMorgan Insurance Trust U.S. Equity Portfolio (Class 1)	AZL Growth Index Strategy Fund
Management Fee	0.55%	0.05%
Other Expenses	0.27%	0.03%
Acquired Fund Fees and Expenses	None	0.64%
Total Annual Fund Operating Expenses	0.82%	0.72%
Fee Waiver/Exp. Reimbursement	(0.02)%(1)
Total Annual Fund Operating Expenses after Fee Waiver/Exp. Reimbursement	0.80%

(1)
The fund’s adviser and administrator have contractually agreed, through at least May 1, 2012, to waive fees/reimburse expenses to the extent Total Annual Fund Operating Expenses of Class 1 Shares (excluding certain expenses such as interest and taxes) exceed 0.80% of average daily net assets.

	Replaced Fund	Replacement Fund
	Columbia Variable Portfolio – Seligman Global Technology Fund (Class 1)	AZL Growth Index Strategy Fund
Management Fee	0.95%	0.05%
Other Expenses	1.87%	0.03%
Acquired Fund Fees and Expenses	None	0.64%
Total Annual Fund Operating Expenses	2.82%	0.72%
Fee Waiver/Exp. Reimbursement	(1.83)%(1)
Total Annual Fund Operating Expenses after Fee Waiver/Exp. Reimbursement	0.99%(1)

(1)
The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses until April 30, 2012, unless sooner terminated at the sole discretion of the fund’s Board of Trustees. Any amounts waived will not be reimbursed by the fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any) will not exceed 0.99% for Class 1.

	Replaced Fund	Replacement Fund
	Columbia Variable Portfolio – Select Smaller-Cap Value Fund (Class 1)	AZL Growth Index Strategy Fund
Management Fee	0.79%	0.05%
Other Expenses	0.21%	0.03%
Acquired Fund Fees and Expenses	None	0.64%
Total Annual Fund Operating Expenses	1.00%(1)	0.72%
Fee Waiver/Exp. Reimbursement	(0.05)%(2)
Total Annual Fund Operating Expenses after Fee Waiver/Exp. Reimbursement	0.95%(2)

(1)	The expense ratios have been adjusted to reflect current fees.

(2)
The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses until April 30, 2012, unless sooner terminated at the sole discretion of the fund’s Board of Trustees. Any amounts waived will not be reimbursed by the fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any) will not exceed 0.955% for Class 1.

	Replaced Fund	Replacement Fund
	SP International Growth Portfolio (Class II)	AZL Growth Index Strategy Fund
Management Fee	0.85%	0.05%
Distribution (12b-1) Fees	0.25%	None
Administration Fees	0.15%	None
Other Expenses	0.25%	0.03%
Acquired Fund Fees and Expenses	None	0.64%
Total Annual Fund Operating Expenses	1.50%	0.72%

4.           Assets and Performance

	Net Assets (Millions)		Annual Total Returns
	Dec. 31, 2010	Dec. 31, 2009	2010	2009
AZL Growth Index Strategy Fund(1) (Replacement Fund)	$384.1	$171.4	13.42%	18.50%
Alger Capital Appreciation Portfolio (Class I-2)	$284.2	$249.5	14.03%	51.10%
Alger Large Cap Growth Portfolio (Class I-2)	$345.9	$350.1	13.39%	47.57%
Alger Mid Cap Growth Portfolio (Class I-2)	$159.6	$183.9	19.38%	51.70%
Alger Small Cap Growth Portfolio (Class I-2)	$530.4	$326.9	25.29%	45.51%
Davis Real Estate Portfolio	$25.3	$23.6	19.70%	31.73%
Invesco V.I. Capital Appreciation Fund (Series I)	$498.5	$512.5	15.49%	21.08%
Invesco V.I. Core Equity Fund (Series I)	$1,345.7	$1,456.8	9.56%	28.30%
Invesco V.I. International Growth Fund (Series I)	$586.2	$556.9	12.86%	35.24%
Invesco Van Kampen V.I. Capital Growth Fund (Series II)	$109.9	$112.5	19.56%	65.64%
Jennison Portfolio (Class II)	$33.2	$20.2	11.45%	42.52%
JPMorgan Insurance Trust International Equity Portfolio (Class 1)	$39.1	$43.9	6.84%	34.91%
JPMorgan Insurance Trust U.S. Equity Portfolio (Class 1)	$132.5	$150.7	13.58%	33.68%
Columbia Variable Portfolio – Seligman Global Technology Fund (Class 1)	$4	$4	15.52%	62.38%
Columbia Variable Portfolio – Select Smaller-Cap Value Fund (Class 1)(2)	$81.9	$73	28.66%	35.46%
SP International Growth Portfolio (Class II)	$10.1	$11.1	13.81%	36.44%

(1)	AZL Growth Index Strategy Fund commenced operations on July 10, 2009; returns shown for 2009 are not annualized.

(2)
On March 11, 2011, Class 1 shares of the Seligman Smaller-Cap Value Portfolio, a series of Seligman Portfolios, Inc. (the selling fund) were exchanged for Class 1 shares of the Seligman Variable Portfolio – Smaller-Cap Value Fund (the buying fund), pursuant to a plan of reorganization. This table presents net assets and returns for the selling fund. Class 1 shares of the buying fund were not available prior to May 3, 2010. Class 3 shares of the buying fund, which are subject to different fees and expenses, reported $88 million in net assets at December 31, 2010, and $79 million at December 31, 2009, and a total return of 26.79% for 2010 and 39.81% for 2009.

III.           PROPOSED SUBSTITUTION

A.           The Substitutions

Applicants request the Commission’s approval to effect the substitution of shares of the Replacement Fund for shares of each Replaced Fund.

B.           Implementation of the Substitutions

Applicants will effect the Substitutions as soon as practicable following the issuance of the requested order. At the close of business on the Substitution Date, Allianz Life and Allianz NY each will redeem shares of each Replaced Fund held by their Separate Accounts in-kind or in cash, or a combination thereof, and apply the proceeds of such redemptions to the purchase of shares of the Replacement Fund. Thus, after the Substitutions, each subaccount of the Separate Accounts previously holding shares of a Replaced Fund will hold shares of the Replacement Fund.
Redemption requests and purchase orders will be placed simultaneously so that redemption of Replaced Fund shares and purchase of Replacement Fund shares will both occur at the price for such shares computed as of the close of business on the Substitution Date in a manner consistent with Rule 22c-1 under the 1940 Act. As a result, the full net asset value of Replaced Fund shares held by the Separate Accounts will be reflected in the contract owners’ contract values following the Substitutions, without reduction for brokerage or other such fees or charges. All expenses incurred in connection with the Substitutions, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions, will be paid by Allianz Life, Allianz NY or AZIM. Accordingly, contract value attributable to contract owners then invested in each Replaced Fund will remain fully invested at all times, and the Substitutions will take place at relative net asset value with no change in the amount of any contract owner’s contract value, death benefit, or in the dollar value of his or her investment in the applicable Separate Account.
Prior to the Substitutions, it is anticipated that the manager of each Replaced Fund will continue to manage the Replaced Fund’s portfolio securities in accordance with the investment objective, principal investment strategies, and risks stated in the Replaced Fund’s prospectus.

Affected contract owners will not incur any fees or charges in connection with the Substitutions so that the net asset value of redeemed shares of each Replaced Fund held by the Separate Accounts will be reflected in the contract owners’ contract values following the Substitutions. Moreover, neither the obligations of the respective Insurance Company Applicants under the Contracts nor the rights of contract owners will be altered in any way by the Substitutions. The Substitutions will not impose any tax liability or have any adverse tax consequences on contract owners. The Substitutions will not cause Contract fees and charges currently being paid by existing owners of Contracts to be greater after the Substitutions than they were before the Substitutions. For a period of at least 30 days following the Substitutions, neither Allianz Life nor Allianz NY will exercise any right it may have under the Contracts to impose additional restrictions on transfers.7
The Insurance Company Applicants represent that AZIM and the Replacement Fund will enter into a written contract whereby during the 24 months following the Substitution Date, the total annual fund operating expenses of the Replacement Fund (taking into account any fee waiver or expense reimbursement) will not exceed the total annual fund operating expenses of each Replaced Fund for the fiscal year ended December 31, 2010. In effect, the total annual fund operating expenses of the Replacement Fund, which presently are 0.72%, will be capped at 0.80%. In addition, for the 24 months following the Substitution Date, the Insurance Company Applicants will not increase asset-based fees and charges for the Contracts outstanding on the Substitution Date.8
Contract owners will be notified of the Application by means of a Notice of Substitution, sent at least 30 days prior to the Substitution Date, stating that the Applicants filed the initial application and seek approval for the Substitutions. The Notice of Substitution will set forth the anticipated Substitution Date and advise affected contract owners that on the Substitution Date contract values allocated to subaccounts investing in shares of each Replaced Fund will be transferred to subaccounts investing in shares of the Replacement Fund, without charge (including sales charges or surrender charges) and without being counted toward the number of transfers that may be permitted without charge.

7 One exception to this would be restrictions that Allianz Life or Allianz NY may impose to deter or prevent “market timing” activities by owners of Contracts or their agents.

8 The Insurance Company Applicants note that charges for certain optional living benefit riders may increase. Any such increases would be in accordance with the terms and conditions of the rider and subject to certain limitations, as disclosed in the Contract prospectus, and would be unrelated to any substitution.

The Notice of Substitution also will state that, from the date of the Notice through the date 30 days after the Substitutions (the “Free Transfer Period”), the respective Insurance Company Applicants will allow the affected contract owners to make one transfer of contract value held in each subaccount investing in a Replaced Fund (before the Substitutions) or Replacement Fund (after the Substitutions) to one or more Investment Options available pursuant to the Contracts, subject to any Investment Option allocation restrictions under their Contract, without charge and without assessing transfer fees. Such a transfer will not be counted as a transfer request under any contractual provisions of the Contracts that limit the number of transfers that may be made without charge. Further, prior to the Substitutions, all affected contract owners will receive a copy of the most recent prospectus for the Replacement Fund.
Within five days following the Substitutions, the Insurance Company Applicants will send a Post-Substitution notice to affected contract owners stating that the Substitutions were carried out and reiterating the information set forth in the Notice of Substitution, including a reminder that the Free Transfer Period will continue through the date 30 days after the Substitutions.

IV.           APPLICABLE LAW AND REQUESTED ORDER

A.           Section 26(c)

Section 26(c) of the 1940 Act provides as follows:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.9

Section 26(c) of the 1940 Act was enacted as part of the Investment Company Act Amendments of 1970. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the

9 The Commission has interpreted Section 26(c) (formerly Section 26(b)) to apply to “a substitution of securities in any subaccount of a registered separate account.” Adoption of Permanent Exemption from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, SEC Rel. No. IC-12678 (Sept. 21, 1982). The proscription of Section 26(c) is addressed to the depositor (here, the Insurance Company Applicants) and not the unit investment trusts (here, the Separate Account Applicants) for which the depositor serves. Nevertheless, as the Commission is aware, orders have historically been granted under Section 26(c) in the name of the depositor and the separate account. Accordingly, Applicants here include the Separate Account Applicants.

substituted security,10 recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust be approved by Commission order prior to effecting the transaction.11
Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. As the legislative history makes clear, Congress intended Section 26(c) to provide Commission scrutiny of proposed substitutions that could otherwise, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial purchase payments, an additional sales load upon reinvestment of the proceeds of redemption, or both.12 The section-by-section analysis states in pertinent part:
The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for [Commission] approval of the substitution. The [Commission] would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the act.13

The Insurance Company Applicants note that the consumer protection concerns which gave rise to Section 26(c) do not appear to be implicated by transactions like the Substitutions, in which a number of customer protections are provided, including the fact that the affected Contracts offer at least 32 Investment Options (and at least 27 after the proposed Substitutions). Moreover, as discussed above, the design of the Contracts includes a number of features that provide adequate protection to contract owners, such that the protections of Section 26(c)

10 In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the 1940 Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Sess. 337 (1966).

11 Id.

12 Id.

13 S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4936.

appear unnecessary. Therefore, the Applicants request an order from the Commission pursuant to Section 26(c) approving the proposed Substitution.14

B.           Purposes, Terms and Conditions of the Substitutions Under the Standards of Section 26(c)

1.           Purposes

The purposes, terms, and conditions of the Substitutions are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. Contract owners will not be assessed charges in connection with the Substitutions, and the total annual fund operating expenses of the Replacement Fund will be no higher than the Replaced Funds (after waivers which will be in place for at last 24 months following the Substitution Date). In addition, to the extent a contract owner does not wish to participate in a Substitution, he or she is free to make one transfer to any other option available under the relevant Contract at any time prior to or during the 30-day period following the date of the applicable Substitution without any transfer fee and without that transfer counting as a transfer request under any contractual provisions of the Contracts that limit the number of transfers that may be made without charge.
Contract owners will be substituted into the Replacement Fund which has lower management fees (including management fees at the underlying fund level)15 than the Replaced Funds. Shares of the Replacement Fund are not assessed a 12b-1 fee.16 Further, the expenses of the Replacement Fund will be capped, for a period of 24 months from the Substitution Date, at an amount not exceeding the total annual fund operating expenses of the Replaced Funds for the fiscal year ended December 31, 2010 (0.80%), taking into account applicable contractual fee

14 While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of a single issuer, the Commission has interpreted Section 26(c) to apply to “a substitution of securities in any subaccount of a registered separate account.” Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Inv. Co. Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

15 At December 31, 2010, the weighted-average management fee of the acquired funds in which the Replacement Fund invests was 0.26% of the average daily net assets of the Replacement Fund.

16 Applicants note that, while the Replacement Fund has no Rule 12b-1 fees, the Replacement Fund currently invests in underlying funds that have Rule 12b-1 fees. Applicants do not believe that these circumstances raise any distinguishing issue for the requested approval of the Substitutions. Among other things, the Commission staff, in reviewing proposed substitutions, compares the total fees of replaced and replacement funds as set out in prospectus fee tables that, in accordance with the Commission's Form N-1A, reflect the weighted-average expenses of underlying funds without specification of Rule 12b-1 fees of individual underlying funds. Moreover, the Commission’s administration of the 1940 Act permits a fund of funds to invest in underlying funds with 12b-1 plans at any time without approval of the shareholders of the fund of funds.

waivers and expense reimbursements. Owners of Contracts who are beneficial shareholders of a Replaced Fund will be provided with appropriate notice of the Substitutions and Free Transfer Period.
The investment objectives of the Replacement Fund and all but three of the Replaced Funds are materially the same, seeking long-term capital appreciation; the Davis Real Estate Portfolio and the JPMorgan Insurance Trust International and U.S. Equity Portfolios seek total return. The investment strategies of the funds are similar in that all of the funds are invested primarily in equity investments; the Replacement Fund is invested in four underlying equity funds and one bond index fund, whereas the Replaced Funds generally are invested in predominately in individual equity securities. With its broadly diversified underlying funds, the Replacement Fund avoids many of the particular equity risks posed by Replaced Funds which are focused on particular market capitalizations, industries or sectors. The Replacement Fund is not subject to any principal investment risks which are not principal risks of the Replaced Funds, other than the risks associated with its bond allocation and its investment in passively-managed index funds and, as compared with the four Alger portfolios, foreign risk.17
Thus, the Applicants will provide contract owners with an investment vehicle following the Substitutions that will be similar to those offered prior to the Substitutions.

           2.           Terms and Conditions

Applicants submit that the Substitutions do not present the type of costly forced redemption or other harms that Section 26(c) was intended to guard against and is consistent with the protection of investors and the purposes fairly intended by the 1940 Act. As noted above, the Substitutions are not inconsistent with contract owners’ objectives and risk expectations because the investment objective, overall equity allocation and general risks of the Replacement Fund are generally similar to those of the Replaced Funds. In addition, the total annual fund operating expenses of the Replacement Fund will be no higher than those of the Replaced Funds, after applicable fee waivers and expense reimbursements that will be in place for the Replacement Fund for a period of 24 months following the Substitutions.
As noted above, the Contracts contain features that provide adequate protection to contract owners in the event of a substitution. Moreover, the Substitutions will be subject to the following terms and conditions:

17 Although the Alger portfolios do not identify foreign risk as a principal risk, each of the Alger portfolios is permitted to invest up to 20% of assets in foreign securities. The Replacement Fund invests approximately 19% of assets in an underlying international index fund but has no stated limit on its allocation to foreign investments.

(1)           a contract owner may request that his or her contract value be reallocated to another Investment Option, subject to any Investment Option allocation restrictions under their Contract, at any time during the Free Transfer Period without charge. The Free Transfer Period provides sufficient time for contract owners to reconsider their Investment Options;
(2)	the Substitutions will be at the net asset value of the respective shares, without the imposition of any transfer, brokerage or similar charge;

(3)
the contract owners, the Replaced Funds and the Replacement Fund will not bear any costs of the Substitutions, and all legal, accounting, and transactional costs and any brokerage or other costs incurred in the Substitutions will be paid by the Insurance Company Applicants or AZIM, and accordingly, the Substitutions will have no impact on the contract owners’ contract values;

(4)	the Substitutions will in no way alter the contractual obligations of the Insurance Company Applicants or the rights and privileges of contract owners under the Contracts; and

(5)	the Substitutions will in no way alter the tax benefits to contract owners.

The Applicants, on the basis of the facts and circumstances described herein, have determined that it is in the best interests of contract owners to substitute shares of the Replaced Fund with shares of the Replacement Fund. The terms and conditions of the proposed Substitution are generally consistent with the terms and conditions provided for under other substitution plans that the Commission has approved by order.18

18See, e.g., AXA Equitable Life Insurance Company, et al., 1940 Act Rel. No. 29372 (July 29, 2010) (Order), File No. 812-13686; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 29211 (April 20, 2010) (Order), File No. 812-13700; Integrity Life Insurance Company, et al., 1940 Act Rel. No. 29204 (April 7, 2010) (Order), File No. 812-13690; Nationwide Life Insurance Company, et al., 1940 Act Rel. No. 28815 (July 8, 2009) (Order), File No. 812-13495; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28699 (April 20, 2009) (Order), File No. 812-13588; Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. No. 28607 (Jan. 22, 2009) (Order), File No. 812-13402; RiverSource Life Insurance Company, et al., 1940 Act Rel. No. 28575 (Dec. 30, 2008) (Order), File No. 812-13492; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28521 (Dec. 25, 2008) (Order), File No. 812-13474; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28384 (Sep. 19, 2008) (Order), File No. 812-13451; The Penn Mutual Life Insurance Company, et al., 1940 Act Rel. No. 28342 (July 25, 2008) (Order), File No. 812-13401; ING USA Annuity and Life Insurance Company et al., 1940 Act Rel. No. 28285 (May 29, 2008) (Order), File No. 812-13466; Family Life Insurance Company et al., 1940 Act Rel. No. 28237 (April 16, 2008) (Order), File No. 812-13445; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28236 (April 16, 2008) (Order), File No. 812-13439; Jefferson National Life Insurance Company, et al., 1940 Act Rel. No. 27813 (April 30, 2007) (Order), File No. 812-13342; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 27810 (April 30, 2007) (Order), File No. 812-13347; John Hancock Life Insurance Company (U.S.A.), et al., 1940 Act Rel. No. 27781 (April 16, 2007) (Order), File No. 812-13318; Integrity Life Insurance Company, et al., 1940 Act Rel. No. 27738 (Feb. 23, 2007) (Order), File No. 812-13321; Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. No. 27688 (Jan. 25, 2007) (Order), File No. 812-13282; ING USA Annuity & Life Insurance Company, et al., 1940 Act Rel. No. 27052 (Aug. 30, 2005) (Order), File No. 812-13148; GE Life and Annuity Assurance Company, et al., 1940 Act Rel. No. 26988 (July 13, 2005) (Order), File No. 812-13127; Business Men's Assurance Company of America, et al., 1940 Act Rel. No. 26987 (July 13, 2005) (Order), File No. 812-13170; John Hancock Life Insurance Company, et al., 1940 Act Rel. No. 26865 (April 29, 2005) (Order), File No. 812-13129; John Hancock Life Insurance Company (U.S.A.), et al., 1940 Act Rel. No. 26864 (April 29, 2005) (Order), File No. 812-13130; Metlife Investors Insurance Company, et al., 1940 Act Rel. No. 26863 (April 29, 2005) (Order), File No. 812-13158. Applicants cite these Commission precedents as being generally consistent with the terms and conditions provided for under other substitution plans that the Commission has approved by order; however, Applicants do not represent that the facts, circumstances and legal issues involved here, such as the fund of funds arrangement, are precisely the same as in each of these precedents. See supra note 16 and accompanying text.

3.           Request for an Order

Applicants request an Order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitutions on the terms set forth in this Application. Applicants believe, for all of the reasons stated above, that the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.           Section 17(a)

The Section 17 Applicants also request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitutions through in-kind purchases and sales of shares of the Replacement Fund and of the underlying funds of the Replacement Fund.
Section 17(a)(1) of the 1940 Act prohibits any affiliated person of a registered investment company, or an affiliated person of an affiliated person, acting as principal, from selling any security or other property to such registered investment company. Section 17(a)(2) of the 1940 Act prohibits any of the persons described above, acting as principal, from purchasing any security or other property from such registered investment company. Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person in relevant part as:
(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

The Section 17 Applicants may be considered affiliates of the Replacement Fund and of the underlying funds of the Replacement Fund based upon the definition of “affiliated person” in Section 2(a)(3) of the 1940 Act.

Shares of the funds of the FOF Trust and the VIP Trust are held, directly or indirectly, solely by the Separate Accounts. Because shares held by a separate account of an insurance company are legally owned by the insurance company, Allianz Life and Allianz NY and their affiliates collectively own of record all of the shares of the funds of the FOF Trust (including the Replacement Fund) and, together with the FOF Trust, all of the shares of the VIP Trust (including the Replacement Fund’s underlying funds). Further, AZIM, an affiliated person of the FOF Trust and the VIP Trust by virtue of Section 2(a)(3)(E) of the 1940 Act, is a wholly owned subsidiary of Allianz Life. For these reasons, the FOF Trust and the VIP Trust are arguably under the control of Allianz Life and Allianz NY notwithstanding the fact that contract owners may be considered the beneficial owners of those shares held in the Separate Accounts. If the FOF Trust and the VIP Trust are under the control of Allianz Life and Allianz NY, then each of Allianz Life and Allianz NY, or any person controlling Allianz Life and Allianz NY, or any person under common control with Allianz Life and Allianz NY, is an affiliated person of the FOF Trust and the VIP Trust. Similarly, if the FOF Trust and the VIP Trust are under the control of Allianz Life and Allianz NY, then the FOF Trust and the VIP Trust are affiliated persons of Allianz Life and Allianz NY, and of any persons that control Allianz Life and Allianz NY or are under common control with Allianz Life and Allianz NY.
At the close of business on the Substitution Date, the Insurance Company Applicants will redeem shares of each Replaced Fund either in-kind or in cash, or a combination thereof, and use the proceeds of such redemptions to purchase shares of the Replacement Fund, with each subaccount of the applicable Separate Account investing the proceeds of its redemption from each Replaced Fund in the Replacement Fund. Thus, the proposed transactions may involve a transfer of portfolio securities by a Replaced Fund to the Separate Accounts. Immediately thereafter, the Separate Accounts would purchase shares of the Replacement Fund with the portfolio securities and/or cash received from each Replaced Fund. Thereafter, the Replacement Fund would purchase shares of its underlying funds, all series of the VIP Trust, with the portfolio securities and/or cash received in the Substitutions. This aspect of the Substitutions may be deemed to involve one or more sales by the Separate Accounts of securities or other property to the Replacement Fund, and by the Replacement Fund to its underlying funds, and could therefore be viewed as being prohibited by Section 17(a). Accordingly, the Section 17 Applicants seek relief from Section 17(a) for the in-kind purchases and sales of the shares of the Replacement Fund and of the underlying funds.19

1.           Section 17(b) Standards

Section 17(b) of the 1940 Act provides that the Commission may, upon application, grant an order exempting any transaction from the prohibitions of Section 17(a) if the evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records found under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

(a)           Terms of Substitution Are Reasonable and Fair

The Section 17 Applicants submit that the terms of the Substitutions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7 under the 1940 Act. The use of in-kind transactions will not cause contract owner interests to be diluted. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the 1940 Act and Rule 22c-1 thereunder with no change in the amount of any contract owner’s contract value or death benefit or in the dollar value of his or her investment in any of the Separate Accounts. The proposed transactions cannot be effected at a price that is disadvantageous to the Replaced Funds, the Replacement Fund or its underlying funds. Contract owners will not suffer any adverse tax consequences as a result of the Substitutions. Fees and charges under the Contracts will not increase because of the Substitutions. Even though they may not rely on Rule 17a-7 under the 1940 Act, the Section 17 Applicants submit that the Rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.
The board of the FOF Trust and VIP Trust has adopted procedures, as required by paragraph (e)(1) of Rule 17a-7 under the 1940 Act, pursuant to which the Replacement Fund may purchase and sell securities to and from its

19 Any in-kind redemptions from a Replaced Fund of which any Applicant is an affiliated person will be effected in accordance with the conditions set forth in the Commission's no-action letter issued to the Signature Financial Group no-action letter (publicly available December 28, 1999).

affiliates. The Section 17 Applicants will carry out the proposed in-kind purchases in conformity with all of the conditions of Rule 17a-7 and with the Replacement Fund’s and the underlying funds’ policies and procedures relating to Rule 17a-7, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the proposed Substitution will be such as to offer to the Replacement Fund and the underlying funds the same degree of protection from overreaching that Rule 17a-7 provides to the Replacement Fund and the underlying funds generally in connection with its purchase and sale of securities under that Rule in the ordinary course of its business. In particular, the proposed transactions cannot be effected at a price that is disadvantageous to the Replacement Fund or to the underlying funds. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each Fund involved valued in accordance with the procedures disclosed in its respective registration statement and as required by Rule 22c-1 under the 1940 Act. No brokerage commission, fee, or other remuneration (except for any customary transfer fees) will be paid to any party in connection with the proposed transactions. The transactions will be reviewed by the Chief Compliance Officer of the FOF Trust and the VIP Trust on behalf of the board of trustees of the FOF Trust and the VIP Trust and will be reported to and approved by the board of trustees of the FOF Trust and the VIP Trust in the same manner as normally would be followed in accordance with Rule 17a-7.
The proposed transactions also are reasonable and fair in that they will be effected in a manner consistent with the public interest and the protection of investors. Contract owners will be fully informed of the terms of the Substitutions, and they will be provided a prospectus for the Replacement Fund. In addition, contract owners will have the opportunity to make a free transfer from the Replacement Fund to any other available Investment Option offered under their Contract, subject to any Investment Option allocation restrictions under their Contract, during the Free Transfer Period.

(b)	The Substitutions are Consistent with Policies of Each Registered Investment Company

Any in-kind redemptions and purchases for purposes of the Substitutions will be effected in a manner consistent with the investment objectives and policies of each Replaced Fund and of the Replacement Fund and its underlying funds. AZIM and, subject to the oversight of AZIM, the subadviser of the Replacement Fund’s underlying funds, will review the securities holdings of each Replaced Fund and determine which of each Replaced

Fund’s portfolio holdings would be suitable investments for the Replacement Fund’s underlying funds in the overall context of the underlying funds’ investment objectives and strategies and consistent with the management of such underlying funds. The Section 17 Applicants will request only those securities as consideration for shares that an underlying fund of the Replacement Fund would have acquired for its own investment in a cash transaction.
The Section 17 Applicants state that any securities to be paid out as redemption proceeds and subsequently contributed to the Replacement Fund and to the underlying funds to effect the contemplated in-kind purchases of shares will be valued based on valuation procedures adopted by the board of the FOF Trust and the VIP Trust. The redeeming and purchasing values will be the same. Consistent with Rule 17a-7(d) under the 1940 Act, no brokerage commissions, fees, or other remuneration will be paid by any Replaced Fund or by the Replacement Fund or its underlying funds in connection with the in-kind transactions.

(c)	Proposed Substitution is Consistent with General Purposes of 1940 Act

In addition, the Section 17 Applicants submit that the proposed Substitutions are consistent with the general purposes of the 1940 Act as stated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed transactions do not present any of the conditions or abuses that the 1940 Act was designed to prevent. Securities to be paid out as redemption proceeds from the Replaced Funds and subsequently contributed to the Replacement Fund and its underlying funds to effect the contemplated in-kind purchases of shares will be valued in accordance with the requirements of Rule 17(a)-7. Therefore, there will be no change in value to any contract owner as a result of the Substitutions. The Commission has granted relief to others based on similar facts.20

20 See, e.g., AXA Equitable Life Insurance Company, et al., 1940 Act Rel. No. 29372 (July 29, 2010) (Order), File No. 812-13686; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 29211 (April 20, 2010) (Order), File No. 812-13700; Nationwide Life Insurance Company, et al., 1940 Act Rel. No. 28815 (July 8, 2009) (Order), File No. 812-13495; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28699 (April 20, 2009) (Order), File No. 812-13588; Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. No. 28607 (Jan. 22, 2009) (Order), File No. 812-13402; RiverSource Life Insurance Company, et al., 1940 Act Rel. No. 28575 (Dec. 30, 2008) (Order), File No. 812-13492; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28521 (Dec. 25, 2008) (Order), File No. 812-13474; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28384 (Sep. 19, 2008) (Order), File No. 812-13451; The Penn Mutual Life Insurance Company, et al., 1940 Act Rel. No. 28342 (July 25, 2008) (Order), File No. 812-13401; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28236 (April 16, 2008) (Order), File No. 812-13439; Jefferson National Life Insurance Company, et al., 1940 Act Rel. No. 28234 (April 3, 2008) (Order), File No. 812-13452;  MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 27810 (April 30, 2007) (Order), File No. 812-13347; Jefferson National Life Insurance Company, et al., 1940 Act Rel. No. 27813 (April 30, 2007) (Order), Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. No. 27688 (Jan. 25, 2007) (Order), File No. 812-13282; File No. 812-13342; ING USA Annuity & Life Insurance Company, et al., 1940 Act Rel. No. 27052 (Aug. 30, 2005) (Order), File No. 812-13148; GE Life and Annuity Assurance Company, et al., 1940 Act Rel. No. 26988 (July 13, 2005) (Order), File No. 812-13127; Business Men's Assurance Company of America, et al., 1940 Act Rel. No. 26987 (July 13, 2005) (Order), File No. 812-13170; John Hancock Life Insurance Company, et al., 1940 Act Rel. No. 26865 (April 29, 2005) (Order), File No. 812-13129; John Hancock Life Insurance Company (U.S.A.), et al., 1940 Act Rel. No. 26864 (April 29, 2005) (Order), File No. 812-13130; Metlife Investors Insurance Company, et al., 1940 Act Rel. No. 26863 (April 29, 2005) (Order), File No. 812-13158.

3.           Request for an Order
The Section 17 Applicants request an Order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitutions through in-kind purchases and sales of shares of the Replacement Fund and of the Replacement Fund’s underlying funds as described in this Application. For all the reasons stated above, the Section 17 Applicants submit that the terms of the proposed in-kind sale and purchase, including the consideration to be paid or received, are reasonable and fair to contract owners and do not involve overreaching on the part of any person. Furthermore, the proposed in-kind sale and purchase of shares is appropriate in the public interest and with the policies of each Fund and the general purposes of the 1940 Act. The Section 17 Applicants acknowledge that reliance on the requested order, if granted, depends on compliance with all of the representations and conditions set forth in this Application.

V.           PROCEDURAL MATTERS

1.           Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants, including the Section 17 Applicants, state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.
2.           The Applicants, including the Section 17 Applicants, desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing. Pursuant to the requirements with regard to electronic filing of applications, no form of Notice of Filing is provided.
3.           Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants, including the Section 17 Applicants, are attached hereto.
4.           All requirements of the charter documents of each Applicant, including each Section 17 Applicant, have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so.

5.           Pursuant to Rule 0-2(c) the Resolutions authorizing the officers of each Applicant, and each Section 17 Applicant, to sign and file the Application are attached hereto as Exhibit A, B and C. These resolutions remain in full force and effect and are herby incorporated by reference.

APPENDIX A — Availability of the Replaced Funds Under Contracts Issued by the Applicants

Sponsor	Contract	Contract Currently Offered	Alger Capital Appreciation Portfolio	Alger Large Cap Growth Portfolio	Alger Mid Cap Growth Portfolio	Alger Small Cap Growth Portfolio	Davis Real Estate Portfolio	Invesco V.I. Capital Appreciation Fund	Invesco V.I. Core Equity Fund	Invesco V.I. International Growth Fund	Invesco Van Kampen V.I. Capital Growth Fund	Jennison Portfolio	JPMorgan Insurance Trust International Equity Portfolio	JPMorgan Insurance Trust U.S. Equity Portfolio	Columbia V.P. – Seligman Global Technology Fund	Columbia V.P. – Select Smaller-Cap Value Fund	SP International Growth Portfolio
Allianz Account A	Allianz ValueLife*	No	X	X				X			X	X					X
Allianz Account A	USAllianz LifeFund*	No			X			X	X	X	X	X			X	X	X
Allianz Account A	Valuemark Life*	No	X	X				X			X	X					X
Allianz Account B	Allianz Alterity	No	X	X	X	X	X	X	X	X	X		X	X	X
Allianz Account B	Allianz High Five	No										X				X	X
Allianz Account B	Allianz High Five Bonus*	No										X					X
Allianz Account B	Allianz High Five L	No										X					X
Allianz Account B	Allianz Rewards	No	X	X	X	X	X	X	X	X	X		X	X	X
Allianz Account B	USAllianz Charter*	No	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Allianz Account B	USAllianz Charter II*	No										X				X	X
Allianz Account B	USAllianz Dimensions*	No			X	X	X	X	X	X	X	X			X	X	X
Allianz Account B	Valuemark II	No	X	X				X			X	X				X	X
Allianz Account B	Valuemark III*	No	X	X				X			X	X				X	X
Allianz Account B	Valuemark Income Plus*	No	X	X				X			X	X				X	X
Allianz Account B	Valuemark IV	No	X	X				X			X	X				X	X
Allianz Account C	Allianz Advantage NY*	No	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Allianz Account C	Allianz Charter II NY*	No										X					X
Allianz Account C	Allianz Opportunity NY*	No										X				X	X
Allianz Account C	Valuemark II NY*	No	X	X				X			X	X					X
Allianz Account C	Valuemark IV NY*	No	X	X				X			X	X				X	X
Allianz Account C	High Five NY*	No										X					X

* Older Contract which is no longer offered for sale and for which the registration statement is not updated.

AUTHORIZATIONS AND SIGNATURES

The making of this Application on behalf of Allianz Life Insurance Company of North America (“Allianz Life”), Allianz Life Variable Account A (“Allianz Account A”), and Allianz Life Variable Account B (“Allianz Account B”) has been authorized by the Board of Directors of Allianz Life by the appropriate action duly taken as of October 28, 2008, with respect to Allianz Life, Allianz Account A, and Allianz Account B. Certified copies of these resolutions are attached as Exhibit A to this application.

IN WITNESS WHEREOF, Allianz Life, Allianz Account A and Allianz Account B have caused this Application to be duly signed on their behalf in the City of Golden Valley, State of Minnesota, on the 29th day of April, 2011.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

ALLIANZ LIFE VARIABLE ACCOUNT A

ALLIANZ LIFE VARIABLE ACCOUNT B

By: /s/ John O. Esch

Name: John O. Esch

Title: Vice President, Actuarial Profit & Risk, Allianz Life Insurance Company of North America

VERIFICATION

CITY OF GOLDEN VALLEY                                                      :

:           ss:

STATE OF MINNESOTA                                                      :

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated April 29, 2011, for and on behalf of Allianz Life Insurance Company of North America, Allianz Life Variable Account A, and Allianz Life Variable Account B that he is Vice President, Actuarial Profit & Risk of Allianz Life Insurance Company of North America; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John O. Esch
Name: John O. Esch

AUTHORIZATIONS AND SIGNATURES

The making of this Application on behalf of Allianz Life Insurance Company of New York (“Allianz NY”) and Allianz Life of NY Variable Account C (“Allianz Account C”), has been authorized by the Board of Directors of Allianz NY by the appropriate action duly taken as of November 13, 2008, Certified copies of these resolutions are attached to this application as Exhibit B.

IN WITNESS WHEREOF, Allianz NY and Allianz Account C have caused this Application to be duly signed on their behalf in the City of Golden Valley, State of Minnesota, on the 29th day of April, 2011.

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C

By: /s/ John O. Esch

Name: John O. Esch

Title: Vice President, Appointed Actuary, Allianz Life Insurance Company of New York

VERIFICATION

CITY OF GOLDEN VALLEY                                                      :

:           ss:

STATE OF MINNESOTA                                                      :

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated April 29, 2011, for and on behalf of Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C; that he is Vice President, Appointed Actuary of Allianz Life Insurance Company of New York; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John O. Esch

Name: John O. Esch

AUTHORIZATIONS AND SIGNATURES

The making of this Application on behalf of the Allianz Variable Insurance Fund of Funds Trust (the “FOF Trust”) and the Allianz Variable Insurance Products Trust (the “VIP Trust”) has been authorized by the Board of Trustees of the FOF Trust and the VIP Trust by the appropriate action duly taken as of February 22, 2011. Certified copies of these resolutions are attached to this application as Exhibit C.

IN WITNESS WHEREOF, the FOF Trust and the VIP Trust have caused this Application to be duly signed on their behalf in the City of Golden Valley, State of Minnesota, on the 29th day of April, 2011.

ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

By: /s/ Brian Muench

Name: Brian Muench

Title: President

VERIFICATION

CITY OF GOLDEN VALLEY                                                      :

:           ss:

STATE OF MINNESOTA                                                      :

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated April 29, 2011, for and on behalf of the Allianz Variable Insurance Products Fund of Funds Trust and the Allianz Variable Insurance Products Trust; that he is the President of the Trusts; and that all action by trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian Muench

Name: Brian Muench

EXHIBIT INDEX

A.	Resolutions of Allianz Life Insurance Company of North America, Allianz Life Variable Account A and Allianz Life Variable Account B

B.	Resolutions of Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C

C.	Resolutions of the Allianz Variable Insurance Products Fund of Funds Trust and Allianz Variable Insurance Products Trust

EXHIBIT A

RESOLUTIONS OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA, ALLIANZ LIFE VARIABLE ACCOUNT A AND ALLIANZ LIFE VARIABLE ACCOUNT B

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
SECRETARY CERTIFICATE

I, the undersigned, do hereby certify that I am the duly elected and qualified Assistant Secretary of Allianz Life Insurance Company of North America, (the "Company"), a corporation organized under the laws of the State of Minnesota, and that the following is a true and correct copy of the resolutions passed on October 28, 2008.

WHEREAS, the Company develops and sells variable insurance products that are registered with the SEC as securities under the Securities Act of 1933 (the “1933 Act”) through separate accounts that are registered as investment companies under the Investment Company Act of 1940 (the “1940 Act”) and

WHEREAS, in the ordinary course of its business, the Company finds it necessary or desirable, from time to time, to file applications concerning its registered variable insurance products, the mutual funds that serve as investment options for such products, or the separate accounts with the SEC seeking orders of approval or exemption under the 1933 Act, the 1940 Act, and/or the Securities Exchange Act of 1934 in connection with provisions of such Acts and rules thereunder (the “Applications”);

RESOLVED, that the President and the Chief Investment Officer of the Company, and any Senior Vice President or Vice President of the Company responsible for the Company’s variable products and/or the investment options available through such variable products, be and hereby are authorized and directed to prepare and execute the Applications, and to file the Applications with the SEC on behalf of and in the name of the Company and Allianz Life Variable Account A and Allianz Life Variable Account B (and/or other separate accounts of the Company), and to take all other actions and make such other additional filings as they deem necessary and appropriate to effect the purposes that give rise to the need for the Applications;

RESOLVED FURTHER, that upon receiving from the SEC Orders of Approval and Orders of Exemption as a result of the Applications, the aforementioned officers of the Company are hereby authorized to effectuate the transactions and take the actions contemplated by the Applications;

RESOLVED FURTHER, that a report shall be submitted to the Board of Directors of the Company, at least two times per year at scheduled meetings, describing all Applications submitted pursuant to the authority granted by these resolutions and any actions taken in response to such Applications;

RESOLVED FURTHER, that the authority granted by these resolutions shall remain in effect until such time as it is revoked by a resolution duly adopted by the Board of Directors of the Company.

IN TESTIMONY WHEREOF, I have hereunto set my hand and executed this Certificate on behalf of the Company this 29th day of April, 2011.

/s/ H. Bernt von Ohlen

H. Bernt von Ohlen
Assistant Secretary

STATE OF MINNESOTA
COUNTY OF HENNEPIN

On this 29th day of April, 2011, before me personally came H. Bernt von Ohlen, known to me to be the person described in and who executed the foregoing Certificate, who being duly sworn, did say that he is the Assistant Secretary of Allianz Life Insurance Company of North America, and in and on behalf of which the foregoing Certificate was made; that the statements contained in the foregoing Certificate are true in substance and in fact; that said Certificate was executed on behalf of said corporation by authority of its Board of Directors; and the said H. Bernt von Ohlen acknowledged that he executed the same as his free act and deed and acknowledged the same to be the free act and deed of said corporation.

/s/ Teresa M. Hardy

Notary Public State of Minnesota
My Commission Expires January 31, 2013

EXHIBIT B

RESOLUTIONS OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK AND ALLIANZ LIFE OF NY VARIABLE ACCOUNT C

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
SECRETARY CERTIFICATE

I, the undersigned, do hereby certify that I am the duly elected and qualified Assistant Secretary of Allianz Life Insurance Company of New York, (the "Company"), a corporation organized under the laws of the State of New York, and that the following is a true and correct copy of the resolutions passed on November 13, 2008.

WHEREAS, the Company develops and sells variable insurance products that are registered with the U.S. Securities and Exchange Commission (the “SEC”) as securities under the Securities Act of 1933 (the “1933 Act”) through separate accounts that are registered as investment companies under the Investment Company Act of 1940 (the “1940 Act”) and

WHEREAS, in the ordinary course of its business, the Company finds it necessary or desirable, from time to time, to file applications concerning its registered variable insurance products, the mutual funds that serve as investment options for such products, or the separate accounts with the SEC seeking orders of approval or exemption under the 1933 Act, the 1940 Act, and/or the Securities Exchange Act of 1934 in connection with provisions of such Acts and rules there under (the “Applications”);

RESOLVED, that the President and Chief Investment Officer of the Company, and any Senior Vice President or Vice President of the Company responsible for the Company’s variable products and/or the investment options available through such variable products be and hereby are authorized and directed to prepare and execute the Applications, and to file the Applications with the SEC on behalf of and in the name of the Company and Allianz Life of New York Variable Account C (and/or other separate accounts of the Company), and to take all other actions and make such other additional filings as they deem necessary and appropriate to effect the purposes that give rise to the need for the Applications;

RESOLVED FURTHER, that upon receiving from the SEC Orders of Approval and Orders of Exemption as a result of the Applications, the aforementioned officers of the Company are hereby authorized to effectuate the transactions and take the actions contemplated by the Applications.

RESOLVED FURTHER, that a report shall be submitted to the board of directors of the Company, at least two times per year at scheduled meetings of the board, describing all Applications submitted pursuant to the authority granted by these resolutions and any actions taken in response to such Applications;

RESOLVED FURTHER, that the authority granted by these resolutions shall remain in effect until such time as it is revoked by a resolution duly adopted by the Board of Directors of the Company.

IN TESTIMONY WHEREOF, I have hereunto set my hand and executed this Certificate on behalf of the Company this 29th day of April, 2011.

/s/ H. Bernt von Ohlen

H. Bernt von Ohlen,
Assistant Secretary

STATE OF MINNESOTA
COUNTY OF HENNEPIN

On this 29th day of April, 2011, before me personally came H. Bernt von Ohlen, known to me to be the person described in and who executed the foregoing Certificate, who being duly sworn, did say that he is the Assistant Secretary of Allianz Life Insurance Company of New York, and in and on behalf of which the foregoing Certificate was made; that the statements contained in the foregoing Certificate are true in substance and in fact; that said Certificate was executed on behalf of said corporation by authority of its Board of Directors; and the said H. Bernt von Ohlen acknowledged that he executed the same as his free act and deed and acknowledged the same to be the free act and deed of said corporation.

/s/ Teresa M. Hardy

Notary Public State of Minnesota
My Commission Expires January 31, 2013

EXHIBIT C

RESOLUTIONS OF ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST AND ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

ASSISTANT SECRETARY’S CERTIFICATE

OF

ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST

AND

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

I, H. Bernt von Ohlen, a duly elected and acting Assistant Secretary of Allianz Variable Insurance Products Fund of Funds Trust and Allianz Variable Insurance Products Trust, hereby certify that the resolutions set forth below were duly adopted by the Board of Trustees of the Trusts at an in-person meeting of the Board on February 22, 2011:

WHEREAS, series of the Allianz Variable Insurance Products Fund of Funds Trust (the “FOF Trust”) act as mutual funds that underlie certain investment subaccounts of Allianz Life Insurance Company of North America and Allianz Life Insurance Company of New York (the “Companies”); and

WHEREAS, certain series of the Allianz Variable Insurance Products Trust (the “VIP Trust”) serve as underlying funds for series of the FOF Trust; and

WHEREAS, the Companies desire to replace shares of certain underlying mutual funds with shares of the AZL Growth Index Strategy Fund, a series of the FOF Trust (the “Substitution”); and

WHEREAS, the Substitution may result in the AZL Growth Index Strategy Fund purchasing additional shares of certain series of the VIP Trust in-kind, using securities received in connection with the Substitution; and

WHEREAS, prior to effecting the Substitution, the Companies must obtain from the Securities and Exchange Commission (the “SEC”) an order of approval pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) (“Order of Approval”) and an order of exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the 1940 Act (“Order of Exemption”); and

WHEREAS, the Companies plan to file with the SEC an application for an Order of Approval and an Order of Exemption (the “Application”), and the Trusts have been asked to participate in such Application as parties requesting relief pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the 1940 Act;

THEREFORE BE IT RESOLVED, that the Application in substantially the form discussed at the meeting be, and it hereby is, approved, with such changes as are deemed appropriate and necessary by the proper officers of the Trusts; and

FURTHER RESOLVED, that the proper officers of the Trusts be, and they hereby are, authorized and directed to file the Application with the SEC on behalf of and in the name of the Trusts, and to take all other actions and make such other additional filings as they deem necessary and appropriate to obtain the Order of Approval and Order of Exemption.

Date: April 29, 2011

/s/ H. Bernt von Ohlen

H. Bernt von Ohlen
Assistant Secretary

STATE OF MINNESOTA
COUNTY OF HENNEPIN

On this 29th day of April, 2011, before me personally came H. Bernt von Ohlen, known to me to be the person described in and who executed the foregoing Certificate, who being duly sworn, did say that he is the Assistant Secretary of Allianz Variable Insurance Products Fund of Funds Trust and of Allianz Variable Insurance Products Trust, and in and on behalf of which the foregoing Certificate was made; that the statements contained in the foregoing Certificate are true in substance and in fact; that said Certificate was executed on behalf of said Trusts by authority of its Board of Trustees; and the said H. Bernt von Ohlen acknowledged that he executed the same as his free act and deed and acknowledged the same to be the free act and deed of said Trusts.

/s/ Teresa M. Hardy

Notary Public State of Minnesota
My Commission Expires January 31, 2013